3/12

08001255

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: TT&T Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 1 8 2008
THOMSON
FINANCIAL

FILE NO. 82- 03744

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 3/14/08

082-03744

RECEIVED
2008 MAR 12 A 11: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
12-31-07

TT&T Public Company Limited and its Subsidiaries

Annual financial statements
and
Audit report of Certified Public Accountant

For the years ended
31 December 2007 and 2006

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Audit report of Certified Public Accountant

To the shareholders of TT&T Public Company Limited:

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2007, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits. The consolidated financial statements and the Company's financial statements of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively, for the year ended 31 December 2006 were audited by another auditor whose report dated 19 February 2007 expressed an unqualified opinion on those statements and emphasis on going concern matter and the impact of the uncertainty of income sharing rate of other value added services which are pending agreement of, and under consideration by, TOT Plc. and the disputes with TOT Plc. As described in note 32 to the financial statements, the Company's financial statements for the year ended 31 December 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, and are now termed 'separate' financial statements. I have audited the adjustments that were applied to the restatement of the Company's 2006 financial statements and in my opinion these adjustments are appropriate and have been properly applied.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2007 and the results of operations and cash flows for the year then ended of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively, in accordance with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to Notes 1, 26 (b) and 34 (b) to the financial statements, which refer to the following:

1) As discussed in Note 1 to the financial statements, the Company incurred loss from operations of Baht 2,041 million for the year ended 31 December 2007. The Company and subsidiaries incurred loss from operation of Baht 2,028 million for the year ended 31 December 2007. As at 31 December 2007, the Company had current liabilities which exceeded current assets by Baht 3,643 million and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 3,792 million. The Company has default principal of approximately Baht 1,915 million due on 30 June 2007 and 31 December 2007 and the default interest payable calculated up to 31 December 2007 of approximately Baht 29 million. Currently, the Company is under negotiation with the creditors. Nevertheless, the situation is uncertain and this may have an effect on the Company's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the agreements. These

factors indicate the existence of a material uncertainty which may cast significant doubt on the Company's ability to continue as a going concern.

2) As discussed in Note 26 (b) to the financial statements, the Company earns income from other value added services, for which some of the income sharing rates are pending agreements of, and/or under negotiation with, TOT Plc.

3) As discussed in Note 34 (b) to the financial statements, the Company is in dispute with TOT Plc. over various matters. The outcome cannot presently be determined and may have an effect on the financial statements.

(Vannaporn Jongperadechanon)
Certified Public Accountant
Registration No. 4098

KPMG Phoomchai Audit Ltd.
Bangkok
18 February 2008

T.T&T PUBLIC COMPANY LIMITED

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2007 and 2006

		Consolidated financial statements		Separate financial statements	
Assets		2007	2006	2007	2006
	Note				(Restated)
			(in Baht)		
Current assets					
Cash and cash equivalents	*5, 18 (e)*	199,789,419	422,909,775	51,149,162	193,693,538
Trade accounts receivable	*6*	1,476,618,067	1,223,988,280	1,247,207,824	1,117,224,442
Receivable from subsidiaries and associate	*4*	174,301,161	147,997,711	357,269,739	175,017,644
Other accounts receivable		50,021,988	53,679,967	12,653,288	22,679,570
Inventories	*7*	449,157,019	502,188,527	413,569,091	434,431,242
Accrued income	*8*	130,428,589	141,707,927	130,428,589	141,707,927
Other current assets	*9*	201,190,973	119,955,435	82,072,807	74,549,632
Total current assets		**2,681,507,216**	**2,612,427,622**	**2,294,350,500**	**2,159,303,995**
Non-current assets					
Advance for purchase of equipment	*4*	4,958,693	28,050,664	4,958,693	28,050,664
Investments in subsidiaries and associated	*10, 18(e), 32*	27,950,128	34,237,301	60,999,947	53,500,000
Property, plant and equipment	*11*	5,344,033,599	5,485,995,010	4,983,844,034	5,319,442,300
Cost of telephone service expansion project transferred to TOT Plc.	*12,33 (a), 18 (e)*	24,430,564,578	26,424,914,125	24,469,926,901	26,527,409,819
Prepaid withholding income tax		351,186,935	377,839,348	303,917,135	343,086,092
Deposits and others	*13*	84,451,350	63,207,615	59,521,815	40,753,219
Total non-current assets		**30,243,145,283**	**32,414,244,063**	**29,883,168,525**	**32,312,242,094**
Total assets		**32,924,652,499**	**35,026,671,685**	**32,177,519,025**	**34,471,546,089**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2007 and 2006

		Consolidated financial statements		Separate financial statements	
Liabilities and shareholders' equity		2007	2006	2007	2006
	Note				(Restated)
			(in Baht)		
Current liabilities					
Trade accounts and notes payable	*14*	621,167,703	493,221,358	570,021,366	376,857,020
Payable to subsidiary and associate	*4*	469,733,631	308,988,097	336,174,867	88,059,532
Current portion of long-term loans	*18, 19*	4,242,713,623	2,500,278,269	4,242,713,623	2,500,278,269
Current portion of finance lease liabilities	*16*	41,317,143	8,487,907	-	-
Other payable and accrued expenses	*15*	854,765,393	482,542,776	643,218,342	443,781,532
Advance revenue		108,153,304	52,711,658	48,485,956	52,711,658
Other current liabilities	*17*	136,058,351	110,473,689	96,502,004	85,093,570
Total current liabilities		**6,473,909,148**	**3,956,703,754**	**5,937,116,158**	**3,546,781,581**
Non-current liabilities					
Long-term loans	*18, 19*	14,546,379,503	17,189,850,968	14,546,379,503	17,189,850,968
Finance lease liabilities	*16*	94,286,300	42,601,447	-	-
Other non-current liabilities		17,900,274	17,114,509	-	-
Total non-current liabilities		**14,658,566,077**	**17,249,566,924**	**14,546,379,503**	**17,189,850,968**
Total liabilities		**21,132,475,225**	**21,206,270,678**	**20,483,495,661**	**20,736,632,549**
Shareholders' equity					
Share capital					
Authorized share capital	*20*	70,000,000,000	70,000,000,000	70,000,000,000	70,000,000,000
Issued and paid-up share capital	*20*	32,424,842,610	32,424,842,610	32,424,842,610	32,424,842,610
Share premium	*24*	9,360,300,000	9,360,300,000	9,360,300,000	9,360,300,000
Share discount		(8,881,759,888)	(8,881,759,888)	(8,881,759,888)	(8,881,759,888)
Retained earnings (Deficit)					
Appropriated					
Legal reserve	*24*	63,358,478	63,358,478	63,358,478	63,358,478
Unappropriated / (Deficit)		(21,174,563,926)	(19,146,340,193)	(21,272,717,836)	(19,231,827,660)
Total shareholders' equity		**11,792,177,274**	**13,820,401,007**	**11,694,023,364**	**13,734,913,540**
Total liabilities and shareholders' equity		**32,924,652,499**	**35,026,671,685**	**32,177,519,025**	**34,471,546,089**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of income

For the years ended 31 December 2007 and 2006

		Consolidated financial statements		Separate financial statements	
		2007	2006	2007	2006
	Note				(Restated)
			(in Baht)		
Revenues					
Income from Telephone Services Expansion Joint-Investment Agreement	*26, 33*	4,203,435,425	5,041,744,639	4,203,435,425	5,041,744,639
Income from telecommunication service		1,623,843,742	743,297,533	-	-
Sales and service income		739,982,398	361,578,161	275,091,810	283,295,081
Interest income		6,390,770	41,642,538	1,474,372	34,290,373
Net foreign exchange gain		581,596,217	1,304,792,703	581,642,415	1,304,802,995
Other income	*4, 27*	358,125,680	226,934,184	454,631,603	352,964,520
Share of profit from investments accounted for using the equity method	*10, 32*	-	3,536,157	-	-
Total revenues		**7,513,374,232**	**7,723,525,915**	**5,516,275,625**	**7,017,097,608**
Expenses					
Cost of sale of goods and rendering of services		1,901,877,311	815,288,865	201,058,757	178,272,000
Operating, administrative and general expenses	*4, 28, 29*	3,124,710,664	2,912,790,835	2,895,376,983	2,803,734,279
Depreciation and amortisation		3,050,012,709	3,516,491,091	3,017,351,374	3,518,819,829
Directors' remuneration		9,850,000	9,499,472	9,850,000	9,499,472
Share of loss from investments accounted for using the equity method	*10, 32*	11,787,448	-	-	-
Total expenses		**8,098,238,132**	**7,254,070,263**	**6,123,637,114**	**6,510,325,580**
Profit (loss) before interest and income tax expenses		**(584,863,900)**	**469,455,652**	**(607,361,489)**	**506,772,028**
Interest expense		(1,439,315,753)	(1,536,901,212)	(1,433,528,687)	(1,536,289,037)
Income tax expense		(4,044,080)	(12,356,889)	-	-
Net loss		**(2,028,223,733)**	**(1,079,802,449)**	**(2,040,890,176)**	**(1,029,517,009)**
Loss per share					
Basic	*30*	(0.62)	(0.33)	(0.63)	(0.32)

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of changes in shareholders' equity

For the years ended 31 December 2007 and 2006

		Consolidated financial statements					
					Retained earnings (Deficit)		
	Note	Issued and paid-up share capital	Share premium	Share discount	Appropriated to legal reserve	Unappropriated / (Deficit)	Total shareholders' equity
				(in Baht)			
Balance at 1 January 2006		**32,255,461,290**	**9,360,300,000**	**(8,881,396,273)**	**63,358,478**	**(18,066,537,744)**	**14,731,185,751**
Net loss		-	-	-	-	(1,079,802,449)	(1,079,802,449)
Issue of ordinary shares	*20*	169,381,320	-	(363,615)	-	-	169,017,705
Balance at 31 December 2006		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(19,146,340,193)**	**13,820,401,007**
Net loss		-	-	-	-	(2,028,223,733)	(2,028,223,733)
Balance at 31 December 2007		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(21,174,563,926)**	**11,792,177,274**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of changes in shareholders' equity

For the years ended 31 December 2007 and 2006

		Separate financial statements (Restated)					
					Retained earnings (Deficit)		
	Note	Issued and paid-up share capital	Share premium	Share discount	Appropriated to legal reserve	Unappropriated / (Deficit)	Total equity attributable to the Company's shareholders
				(in Baht)			
Balance at 1 January 2006		**32,255,461,290**	**9,360,300,000**	**(8,881,396,273)**	**63,358,478**	**(18,066,537,744)**	**14,731,185,751**
Change in accounting policy	32	-	-	-	-	(135,772,907)	(135,772,907)
Restated balance		32,255,461,290	9,360,300,000	(8,881,396,273)	63,358,478	(18,202,310,651)	14,595,412,844
Net loss		-	-	-	-	(1,029,517,009)	(1,029,517,009)
Issue of ordinary shares	20	169,381,320	-	(363,615)	-	-	169,017,705
Balance at 31 December 2006		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(19,231,827,660)**	**13,734,913,540**
Balance at 1 January 2007		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(19,146,340,193)**	**13,820,401,007**
Change in accounting policy	32	-	-	-	-	(85,487,467)	(85,487,467)
Restated balance		32,424,842,610	9,360,300,000	(8,881,759,888)	63,358,478	(19,231,827,660)	13,734,913,540
Net loss		-	-	-	-	(2,040,890,176)	(2,040,890,176)
Balance at 31 December 2007		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(21,272,717,836)**	**11,694,023,364**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2007 and 2006

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006 (Restated)
		(in Baht)		
Cash flows from operating activities				
Net loss	(2,028,223,733)	(1,079,802,449)	(2,040,890,176)	(1,029,517,009)
Adjustments for				
Depreciation and amortisation	3,071,034,581	3,546,047,097	3,017,351,375	3,518,819,829
Interest income	(6,390,770)	(41,642,538)	(1,474,372)	(34,290,373)
Interest expense	1,439,315,753	1,536,901,212	1,433,528,687	1,536,289,037
Income tax expense	4,044,080	-	-	-
Allowance for doubtful accounts	71,833,712	101,813,902	15,679,038	59,964,953
Allowance for loss of VAT refundable	3,969,414	2,081,519	-	2,081,519
Allowance for inventory	3,358,709	17,940,625	740,168	14,883,206
Impairment of assets	-	14,060,987	-	14,060,987
Gain on exchange rates	(596,956,284)	(1,314,057,863)	(596,885,517)	(1,314,057,863)
Share of (profits) loss from investments accounted for using the equity method	11,787,448	(3,536,157)	-	-
Change in equity of investments in subsidiary to associate	-	(30,701,144)	-	-
Gain on disposal of property, plant and equipment	(12,835,992)	(1,577,464)	(11,558,417)	(1,468,293)
	1,960,936,918	2,747,527,727	1,816,490,786	2,766,765,993
Changes in operating assets and liabilities				
Trade accounts receivable	(318,409,397)	(167,230,595)	(139,751,180)	(53,838,632)
Accounts receivable from subsidiaries and associate	(25,572,282)	(148,008,578)	(182,252,095)	(103,116,314)
Accounts receivable - others	(25,937,217)	(7,953,969)	(19,570,505)	2,852,554
Inventories	(66,715,493)	(187,861,435)	(96,266,307)	(181,986,233)
Refundable income tax	184,491,846	190,275,276	184,491,846	190,086,153
Other current assets	(71,023,162)	(40,031,859)	3,755,990	45,658,789
Trade accounts and notes payable	137,208,051	59,382,352	202,355,283	33,471,088
Payable to subsidiaries and associate	160,745,535	308,992,944	248,115,336	27,924,955
Other payable and accrued expenses	350,947,663	51,879,803	178,161,856	34,108,770
Other current liabilities	81,812,073	35,954,699	7,182,733	24,834,202
Withholding tax paid	(162,491,787)	(173,108,151)	(141,960,159)	(158,437,692)
Net cash provided by operating activities	**2,205,992,748**	**2,669,818,214**	**2,060,753,584**	**2,628,323,633**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows (Continued)

For the years ended 31 December 2007 and 2006

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006 (Restated)
		(in Baht)		
Cash flows from investing activities				
Interest received	6,583,391	44,062,298	1,474,545	36,740,376
Dividends received from associate	1,999,986	-	-	-
Cash paid for investment in associate	(7,499,948)	-	(7,499,948)	-
Proceeds from sale of equipment	24,452,964	4,767,818	21,286,248	3,228,074
Purchase of property, plant and equipment	(438,265,304)	(869,633,470)	(295,980,969)	(806,108,850)
Increase in cost of Telephone Services Expansion Project transferred to TOT Plc.	(256,711,469)	(185,671,942)	(193,578,098)	(173,487,166)
Advance for purchase of equipment	(4,958,693)	(28,050,664)	(4,958,693)	(28,050,664)
Decrease (increase) in deposits and others	(920,919)	(956,194)	1,554,221	(8,845,154)
Net cash used in investing activities	**(675,319,992)**	**(1,035,482,154)**	**(477,702,694)**	**(976,523,384)**
Cash flows from financing activities				
Interest paid	(1,220,339,179)	(1,144,105,123)	(1,214,552,113)	(1,143,492,948)
Repayment of long-term borrowings	(511,043,153)	(1,675,000,883)	(511,043,153)	(1,675,000,883)
Paid for finance lease liabilities	(22,410,780)	(2,342,421)	-	-
Proceeds from issue of shares	-	342,434	-	342,434
Net cash used in financing activities	**(1,753,793,112)**	**(2,821,105,993)**	**(1,725,595,266)**	**(2,818,151,397)**
Net decrease in cash and cash equivalents	**(223,120,356)**	**(1,186,769,933)**	**(142,544,376)**	**(1,166,351,148)**
Cash and cash equivalents at beginning of year	422,909,775	1,609,679,708	193,693,538	1,360,044,686
Cash and cash equivalents at end of year	**199,789,419**	**422,909,775**	**51,149,162**	**193,693,538**

Non - cash transactions

1. For the year ended 31 December 2006, the Tranche C warrant holders had exercised their rights by converting Tranche C loans amounting to approximately Baht 169 million to share capital.

2. In 2007, a subsidiary has acquired vehicle and equipment by way of financial lease amount of Baht 106 million *(2006: Bath 53 million)*.

The accompanying notes are an integral part of these financial statements.

Note	**Contents**
1	General information
2	Basis of preparation of financial statements
3	Significant accounting policies
4	Related party transactions and balances
5	Cash and cash equivalents
6	Trade accounts receivable
7	Inventories
8	Accrued income
9	Other current assets
10	Investments in subsidiaries and associate
11	Property, plant and equipment
12	Cost of telephone services expansion project transferred to TOT Plc.
13	Deposits and others
14	Trade accounts payable
15	Other payable and accrued expenses
16	Finance lease liabilities
17	Other current liabilities
18	Debt restructuring
19	Long-term loans
20	Share capital
21	Equity Stock Option Plan (ESOP) offer to the directors and the executives of the Company
22	Restructuring Plan Warrants
23	Tranche C Warrants
24	Reserves
25	Segment information
26	International long-distance telephone income from neighbouring countries and other value added service income
27	Other income
28	Operating, administrative and general expenses
29	Personnel expenses
30	Loss per share
31	Financial instruments
32	Change in accounting policy
33	Agreements and commitments
34	Contingent liabilities and disputes between the Company and TOT
35	Thai Accounting Standards (TAS) not yet adopted
36	Reclassification of accounts

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the directors on 18 February 2008.

1 General information

TT&T Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320.

The Company was listed on the Stock Exchange of Thailand in May 1994.

As at 31 December 2007, the major shareholder is Jasmine International Public Company Limited which was incorporated in Thailand.

The Company and its subsidiaries operate telecommunication services.

The principal activities of the Company are the joint-undertaking of and investment in the expansion project of telephone services with TOT Public Company Limited ("TOT") in the Kingdom's provincial areas, including the installation of 1.5 million telephone lines. The Company started earning revenue in October 1993.

In 1997, the Company completed the installation of the telephone services expansion project in the provincial telephone areas with a total of 1.5 million numbers and transferred the assets to TOT. The amount of assets transferred, according to the asset transfer documents after the latest adjustment in 1997, was approximately Baht 55,305 million, which was approximately Baht 4,626 million higher than the amount recorded in the Company's records. The Company adjusted the amount of assets transferred to agree with the books of account.

On 19 September 1996, the Company signed with TOT an Addendum to the Amended Concession Agreement regarding the improvement or changing of technology of the network for introduction of Personal Cordless Telephones (PCT). Under the terms and conditions stipulated in the Addendum, the Company had the obligation to install a number of cell stations within a certain period of time as specified in the said Addendum. TOT also agreed to permit the Company to provide PCT service for the telephone numbers under TOT's provincial network. Because of the economic crisis which occurred in 1997, the Company requested for the termination of the PCT contract without compensation or an extended installation period until the economic situation recovered. Presently, the results of this matter are still to be resolved.

Details of the Company's subsidiaries as at 31 December 2007 and 2006 were as follows:

	Type of business	**Country of incorporation**	**Ownership interest (%)**	
			2007	2006
Direct subsidiaries				
TT&T Subscriber Services Co., Ltd. (TT&T SS)	Installation of dropwire and sale of telephone equipment and installation to subscribers and internet services.	Thailand	99.99%	99.99%
Triple T Global Net Co., Ltd. (TTT GN)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%
Indirect subsidiary				
Triple T Telecom Co., Ltd. (TTT TC)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%

Telecommunications law

Under the Telecommunication Business Act B.E. 2544 (Telecom Act) which come into force on 7 November 2001, both TOT and the Communication Authority of Thailand (CAT) must transfer all of the regulatory power to the National Telecommunication Commission (NTC) and only held the status as licensees. The two parties shall be regulated by the NTC in the same manner as other licensees on the free and fair competition basis. In October 2003, the NTC was founded and began to regulate all the telecommunication operators in accordance with Telecom Business Act.

Article 47 of the Constitution B.E. 2550 calls for one regulatory body which will regulate both telecommunication and broadcasting business. However, the new regulatory body act is required so that the article 47 can be enforced. The new act shall substitute the regulatory body act of 2000 AD (NTC Act B.E. 2543), which makes NTC and National Broadcasting Commission (NBC) the regulators, and transfer regulatory power to the new regulator. Merging NTC and NBC into one regulatory body will make regulator's job more comprehensive and more flexible than if being done by separate entity; e.g. the assignment of new frequency for new services. In addition the Telecommunication Business Act may be amended to reflect the change as well.

The transfer of regulatory power to the new regulator may induce few problems at the start due to the uncertainty of regulatory policy because the new regulator must act in accordance with the new law whereas the regulations issued by NTC are still in force.

Events which might have an impact on Concession Conversion

Action in compliance with the concession and NTC's regulations

Under the provisions of Telecom Act and NTC Act, the supplying of telecommunication services in Thailand is regulated by the NTC. Once established, the NTC has issued many regulations to create free and fair competition. However, any regulation (to create free and fair competition) that contradicts with concession agreement or any procedure that is not clear, it may incur dispute between TOT and the company.

The Telecom Act of B.E. 2544 gives the concessionaires rights to operate under the same conditions as in the concessions as long as they are in accordance with the law. Therefore the Company believes the provisions in the concession agreement that contradict with the law shall no longer bind the company which gives the Company more flexibility to operate while the company still get the protection under which its rights to operate is not less than that of the concession.

Concession conversion

As the company chose to negotiate on the concession conversion, the process of negotiation had been hold back for many times. Later both the government and the state enterprises granting concessions made clear that there will be no concession conversion and that the NTC was established and started to issue regulations, these make the situation clearer. Some important issues had been brought into focus and be considered separately from the concession; e.g. interconnection. On issues that negotiation alone is not effective; other legal processes such as arbitration are being used as well. Therefore the importance of the effect and risk from concession negotiation is reduced.

Without concession conversion, though the company still has to pay revenue share to TOT, TOT will responsible for all fees payable to the NTC (on behalf of it's concessionaires) until the concessions are changed to licenses. For the competition in new regime the company believes that marketing is much more important than investment in network construction and/or expansion. This is the reason the company founded various subsidiaries to apply for new licenses from NTC to provide services to public and prepare for competition.

Results of operations

For the years ended 31 December 2007 and 2006, income from Telephone Service Expansion and Joint Investment Agreement has continue to decline while telecommunication network service income and sales and services income is growing to sufficiently compensate the declining of core revenues. Notwithstanding the surging of total revenues, the increase of cost of goods sold, and operating expenses cause the Company and its subsidiaries to record net loss of Bath 2,028 million for the year ended 31 December 2007 *(2006: Baht 1,079 million)* and the Company to record net loss of Baht 2,041 million for the year ended 31 December 2007 *(2006: Baht 1,029 million)*. As at 31 December 2007, the Company had current liabilities which exceeded current assets by Baht 3,643 million *(2006: Baht 1,387 million)* and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 3,792 million *(2006: Baht 1,344 million)*. Total outstanding amount of the Company's long term loan was Baht 18,789 million of which Baht 1,915 million was the principal amount due on 30 June 2007 and 31 December 2007. The Company has been able to service interest expense on normal rate in full amount and is under negotiation with Creditors regarding the principal repayment schedule and default interest of Baht 20.71 million and USD 0.25 million (equivalent to Baht 8.36 million) which is anticipated to be finalized within 2008. Meanwhile, the implementation of Cash Flow Monitoring Procedure is continuing and the Company is responsible for proposing operational budget to the Instructing Group for approval. (See Note 19 to the financial statements)

The management believes that the going concern basis of preparation of the financial statements is appropriate on the basis that the Company will be successful in increasing its main income, which derives from the fixed-line telephone service and value added service, especially in data communication and internet, as a result of specific focus on marketing and on various strategies for increasing subscribers and reducing operating costs, including the financial restructuring. Nevertheless, the situation is uncertain and this may have an effect on the Company's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the loan agreements. The ultimate outcome of this matter cannot presently be determined. The financial statements reflect management's current assessments of the impact to date of the situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

2 Basis of preparation of the financial statements

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions under the Royal Patronage of His Majesty the King ("FAP") and with generally accepted accounting principles in Thailand.

During 2007, the FAP issued the following revised TAS relevant to the Group's operations and effective for accounting periods beginning on or after 1 January 2007:

TAS 44 (revised 2007)	Consolidated and Separate Financial Statements
TAS 45 (revised 2007)	Investments in Associates
TAS 46 (revised 2007)	Interests in Joint Ventures

The adoption of these revised TAS has resulted in a change in the Company's accounting policy for interests in subsidiaries and associate in the separate financial statements of the Company. The effects of this change are disclosed in note 32.

In addition to the above revised TAS, the FAP has issued during 2007 a number of other new and revised TAS which are only effective for financial statements beginning on or after 1 January 2008 and have not been adopted in the preparation of these financial statements. These new and revised TAS are disclosed in note 35.

The financial statements are presented in Thai Baht, rounded in the notes to the financial statements to the nearest million, unless otherwise stated. They are prepared on the historical cost basis.

The preparation of financial statements in conformity with TAS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying amounts of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

3 Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements relate to the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates.

Significant intra-group transactions between the Company and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those companies in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

(b) Foreign currencies

Foreign currency transactions

Transactions in foreign currencies are translated to Thai Baht at the foreign exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Thai Baht at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of income.

Non-monetary assets and liabilities measured at cost in foreign currencies are translated to Thai Baht using the foreign exchange rates ruling at the dates of the transactions.

(c) Cash and cash equivalents

Cash and cash equivalents in the statements of cash flows comprise cash balances, call deposits and highly liquid short-term investments. Bank overdrafts that are repayable on demand are a component of financing activities for the purpose of the statement of cash flows.

(d) Trade and other accounts receivable

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.

The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Bad debts are written off when incurred.

(e) Inventories

Inventories are stated at the lower of cost and net realizable value.

Cost of inventories is calculated using the weighted average cost and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and to make the sale.

An allowance is made for all deteriorated, damaged and obsolete inventory.

(f) Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the separate financial statements of the Company are accounted for using the cost method. This is a change of accounting policy, the effects of which are disclosed in note 32. Investments in associates in the consolidated financial statements are accounted for using the equity method.

(g) Property, plant and equipment

Owned assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Leased assets

Leases in terms of which the Group/Company substantially assumes all the risk and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases is capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of income.

Capitalized interest

The Company capitalizes interest relating to the installation cost as part of the telephone service expansion project. The capitalization of interest is discontinued when the installation is completed.

Depreciation and amortisation

Depreciation is charged to the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

	2007	2006
	(Years)	
Leasehold improvements	5	5
Buildings and improvements	20	20
Furniture and office equipment	5	5
Tools and equipment	5	5
Network equipment	5-15	5
Public telephones and equipment	3-7	3-5
Vehicles	3-5	3-5
Drop Wire	15	15

The Company has changed in accounting estimation of useful life of network equipment included public telephones and equipment. The effect of changes are disclosed in note 11.

The Company amortises cost of telephone services expansion project transferred to TOT over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the date on which the assets or the ownership are transferred.

No depreciation is provided on freehold land or assets under construction and installation.

(h) Impairment

The carrying amounts of the Group/Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income.

Calculation of recoverable amount

The recoverable amount of assets is the greater of the assets' net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(i) Trade and other accounts payable

Trade and other accounts payable are stated at cost.

(j) Employee Benefit

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the statement of income as incurred.

(k) Provisions

A provision is recognised in the balance sheet when the Group/Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(l) Revenue

Revenue excludes value added taxes and is arrived at after deduction of trade discounts.

The Company recognizes income on the Concession Agreement based on the sharing percentage specified in the agreement, computed on the income from telephone service charges which TOT bills the customers monthly. If the cut-off date of the telephone services performed recorded in the bills does not coincide with the month-end date, the Company computes the volume of telephone services performed from the cut-off date to the month-end date and records this as service income of the corresponding month (Full Accrual Method).

In the event that the recorded income under the new method is judged to be uncollectible, the Company will consider making an allowance for doubtful accounts equal to the amount of the estimated loss.

Sale of goods and services rendered

Revenue is recognised in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there is continuing management involvement with the goods or there are significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods.

Revenue from services rendered is recognised using the percentage of completion method, measured by work performed to date as a percentage of total services to be performed.

Installation service income is recognised when services are rendered.

Monthly fee of internet service income is recognised monthly at the rate stipulated in the agreements.

Interest and dividend income

Interest income is recognised in the statement of income as it accrues. Dividend income is recognised in the statement of income on the date the Group/Company's right to receive payments is established.

(m) Expenses

Operating leases

Payments made under operating leases are recognised in the statement of income on a straight line basis over the term of the lease. Contingent rentals are charged to the statement of income for the accounting period in which they are incurred.

Finance costs

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

Other income and expense is recognised on the accrual basis.

(n) Income tax

Income tax on the profit or loss for the year comprises current tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

4 Related party transactions and balances

Related parties are those parties linked to the Group and the Company by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or, where no market price exists, at contractually agreed prices.

The followings are relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Company/Group.

Name of entities	Country of incorporation / nationality	Nature of relationships
TT&T Subscriber Services Co., Ltd.	Thailand	Subsidiary, 99.99% shareholding, some common directors.
Triple T Global Net Co., Ltd.	Thailand	Subsidiary, 99.99% shareholding, some common directors.
Triple T Broadband Plc.	Thailand	Associate, 9.09% shareholding, more than 50% of directors are representatives of the Company
Jasmine Telecom Systems Plc.	Thailand	Affiliate of Jasmine International Plc. Group
Smart Highway Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Loxbit Plc.	Thailand	Joint director with the Company
Jasmine Internet Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Acumen Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Siam Teltech Computer Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Professional Computer Co., Ltd.	Thailand	Joint director with the Company
Jastel Network Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Mono Entertainment Co., Ltd.	Thailand	The chairman is a director of the Company
Premium Asset Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group

The pricing policies for particular types of transactions are explained further below:

	Pricing policies
Rental and service income	Agreed in the agreement
Sales of Goods	Cost plus margin 1 - 11%
Dropwire installation	Agreed in the agreement
Maintenance	Agreed in the agreement
Commission	Agreed in the agreement
Telecommunication services	Agreed in the agreement
Other expense	Actual incurred

Significant transactions for the year ended 31 December 2007 and 2006 with related parties were summarised as follows:

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
		(in million Baht)		
Subsidiaries				
Consultancy service income	-	-	20	58
Rental and services income	-	-	50	177
Sales of goods and supplies	-	-	100	132
Other income	-	-	14	29
Purchase and installation equipment	-	-	193	171
Purchase and maintenance equipment	-	-	98	80
Other expenses	-	-	120	98
Associate				
Consultancy service income	109	32	109	32
Rental and services income	363	86	363	86
Sales of goods and equipment	3	-	3	-
Equipment installation service income	80	-	80	-
Other income	18	32	18	3
Telecommunication service expense	1,145	262	-	-
Related parties				
Rental and services income	15	10	-	10
Rental and services expenses	104	87	38	32
Purchase equipment	187	670	150	670

Balances as at 31 December 2007 and 2006 with related parties were summarised as follows:

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
	(in million Baht)			
Receivable from subsidiary and associate companies				
- TT&T Subscriber Services Co., Ltd.	-	-	175	63
- Triple T Global Net Co., Ltd.	-	-	13	-
- Triple T Broadband Plc.	174	148	169	112
Total	**174**	**148**	**357**	**175**
Work in progress				
- Triple T Broadband Plc. (note 7)	**113**	**43**	**113**	**43**
Advance for purchase of equipment				
(Part of the advance for purchase of equipment in the balance sheets)				
- Jasmine Telecom Systems Plc.	**1**	**22**	**1**	**22**
Payable to subsidiary and associate companies				
- TT&T Subscriber Services Co., Ltd.	-	-	336	88
- Triple T Broadband Co., Ltd.	469	309	-	-
Total	**469**	**309**	**336**	**88**
Payable to related companies				
(Part of the trade accounts payable in the balance sheets)				
- Smart Highway Co., Ltd.	17	6	17	6
- Jasmine Telecom System Plc.	209	138	206	138
- Jasmine Internet Co., Ltd.	2	5	-	-
- Acumen Co., Ltd.	25	20	25	20
- Siam Teltech Computer Co., Ltd.	93	9	93	9
- Professional Computer Co., Ltd.	2	2	2	2
- Jastel Network Co., Ltd.	15	-	-	-
Total	**363**	**180**	**343**	**175**

Significant agreements with related parties

The Company entered into car and equipment leasing contracts with a subsidiary to provide fault complaint reception and dropwire maintenance services. The rental fee is paid monthly at the mutually agreed rate. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate it by giving advance notice to the other of not less than 15 days. In the fourth quarter 2006, the Company terminated the equipment leasing contracts. The remaining contracts are car rental contracts for which the rental expense is Baht 7.75 million per month.

The Company entered into a service and consultancy service agreement with a subsidiary under which the Company will provide technical assistance and financial, legal and marketing consultancy services to the subsidiary. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

Effective on 1 April 2005, the Company novated a contract for the supply of the Customer Care and Billing System (CC&B) and the related contracts for the End User Software License Agreement which a subsidiary had agreed with a consortium between Siam Teltech Computer Company Limited, a shareholder, and Convergys Information Management Group, Inc. in the amount of USD 26 million and the Support and Maintenance Agreement in the amount of USD 3.1 million per year. As at 31 December 2007, the Company had commitment for payments under the terms and conditions stipulated in the contracts in the amount of USD 10.8 million. *(2006: USD 13.7 million)*

On 4 January 2007, a subsidiary renewed the contracts to acquire leased line Hi-speed internet service from a related company in order to provide internet service to the subsidiary's customers with a contract term of one year and at the monthly fee based on market price.

On 1 May 2006 the Company entered into an agreement to provide circuit rental to a related company for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006 a related company entered into an agreement to provide Telecom Network to a subsidiary for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006, the Company entered into contract with a related company under which the Company provides services in management, financial and accounting, marketing, advertising and public relations, legal advisory and assistant, technique and maintenance of telecom network for the related company. The Company receives remuneration at the rate and conditions specified in the agreement. The contract is valid for one year and is renewable on an annual basis.

On 1 May 2006, the Company entered into an agreement with a related company. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the related company clients, including help solving all the problems requested to the related company's customers.

- Arrange the printing of receipts and/or invoices (Billing).

The Company is compensated on a monthly basis according to the rate and condition stated in the contract. The contract is valid for one year with an option to extend for an additional year. The

contract parties may terminate the contract by giving advance written notice to the counterparty of not less than 60 days.

On 1 May 2006 the Company entered into the equipment rental agreement with a related company for a monthly fee. The agreement is valid for one year and renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

On 1 October 2006, a subsidiary entered into a coin telephone rental agreement with the Company. The rental is charged on a monthly basis according to the rate stated in the agreement. The contract parties have the right to terminate by giving advance written notice to the counterparty of not less than 30 days in advance.

On 1 October 2006 the Company entered into an overall management, repair and maintenance public telephone contract with a subsidiary. The subsidiary is responsible for installation, transit, maintenance of public telephones, including collection of coins from those public telephones. The Company is compensated according to the rate and condition specified in the contract. The subsidiary has to pay for facilities for staff working in the Company's area at the monthly rate per staff as stated in the contract. The contract is valid for one year and is renewable on an annual basis unless otherwise agreed.

On 1 October 2006 the Company entered into an agreement to provide cars for a subsidiary to rent for public telephone work. The Company is compensated in a monthly basis of Baht 2.58 million. The agreement is valid for one year and renewable on an annual basis. The counterparties have the right to terminate by giving advance notice of 15 days.

The Company and a subsidiary entered into a purchase and installation equipment agreements under the Telephone Services Expansion Project for 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are determined through a bidding process and will be used as reference prices in the next pricing. As at 31 December 2007 the Company had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 55 million *(31 December 2006: Baht 238 million)*, the Company and a subsidiary had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 57 million *(31 December 2006: Baht 253 million)*.

The Company provides the fixed-line telephone and value added services to the subsidiaries and various related companies.

A subsidiary had long-term land and building lease agreements with the Company and a related person for periods of 1 to 3 years for its operating sites with a rental fee of approximately Baht 396,000 per month.

On 1 January 2007, the Company has entered into building lease agreements for 3 years with a related company. The Company will receive annual rental fees totaling approximately Baht 484,200.

On 1 May 2007, a related company has entered into a 3-year building rental agreement with a subsidiary company. The rental fee is on a monthly basis according to the rate specified in the agreement.

On 20 March 2007, a subsidiary has entered into telecommunication network rental agreement with a related company for the purpose of rendering service to its customers. The agreement is valid for

1 year and renewable on an annual basis. The rental fee is paid on a monthly basis according to the rate specified in the agreement. The contract parties have the right to terminate by giving advance written notice to the counterparty 30 days.

In the third quarter 2007, the Company recorded management, financial, legal, accounting and marketing services including personnel to one of subsidiary company amounting to Baht 300,000 per month.

In the fourth quarter 2007 the Company has recorded revenue from network rental to a subsidiary which is amount of Baht 1,625,125 per month.

The Company had installed equipment for an associate. The cost of installation incurred to 31 December 2007 was Baht 113 million *(2006:Baht 43 million)*

The Company entered into the high speed leased circuit rental agreement with a related company whereby the latter will provide services in relation to high speed leased circuit management for a period of 1 year with an option to renew for another year. The Company commits to pay a monthly service fee of approximately Baht 0.4 million for 2007 *(2006: Baht 0.4 million per month).*

5 Cash and cash equivalents

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
		(in million Baht)		
Cash on hand	20	10	7	7
Cash at bank - saving and current accounts	174	297	44	187
Fixed deposits	4	4	-	-
Short-term investments with maturity date within 3 months	2	112	-	-
Total	**200**	**423**	**51**	**194**

Cash and cash equivalents of the Group and the Company as at 31 December 2007 and 2006 were denominated entirely in Thai Baht.

6 Trade accounts receivable

As at 31 December 2007 and 2006, aging analyses for trade accounts receivable were as follows:

	Consolidated financial statements					
	Within credit terms	Overdue: Less than 3 months	Overdue: 3-6 Months	Overdue: 6-12 months	Overdue: Over 12 Months	Total
	(in million Baht)					
As at 31 December 2007						
TOT at agreed rates	344.9	178.2	96.3	142.9	251.9	1,014.2
TOT at rates pending agreed (see note 26 (b))	0.6	5.9	7.2	16.3	427.1	457.1
VAT on the assets transferred	-	1.5	1.4	3.7	3.5	10.1
Receivables from internet Service	134.0	99.2	24.0	29.7	27.5	314.4
Trade receivables – others	17.3	18.4	4.6	0.8	5.6	46.7
	496.8	303.2	133.5	193.4	715.6	1,842.5
Less allowance for doubtful accounts						(365.9)
Accounts receivable, net						**1,476.6**

	Consolidated financial statements					
	Within Credit Terms	Overdue: Less than 3 months	Overdue: 3-6 Months	Overdue: 6-12 months	Overdue: Over 12 Months	Total
	(in million Baht)					
As at 31 December 2006						
TOT at agreed rates	353.7	168.0	82.4	69.3	217.8	891.2
TOT at rates pending agreed (see note 26 (b))	5.3	8.9	18.4	108.2	291.6	432.4
VAT on the assets transferred	-	-	0.1	0.7	2.9	3.7
Receivables from internet Service	81.1	38.5	12.1	8.6	2.0	142.3
Trade receivables - others	7.2	27.7	14.8	1.0	4.3	55.0
	447.3	243.1	127.8	187.8	518.6	1,524.6
Less allowance for doubtful accounts						(300.6)
Accounts receivable, net						**1,224.0**

	Separate financial statements					
	Within credit terms	Overdue: Less than 3 months	3-6 Months	6-12 months	Over 12 Months	Total
			(in million Baht)			
As at 31 December 2007						
TOT at agreed rates	344.9	178.2	96.3	142.9	251.9	1,014.2
TOT at rates pending agreed (see note 26 (b))	0.6	5.9	7.2	16.3	427.1	457.1
VAT on the assets transferred	-	1.5	1.4	3.7	3.5	10.1
Trade receivables - others	17.3	12.3	4.6	0.8	5.6	40.6
	362.8	197.9	109.5	163.7	688.1	1,522.0
Less allowance for doubtful accounts						(274.8)
Accounts receivable, net						**1,247.2**

	Separate financial statements					
	Within credit terms	Overdue: Less than 3 months	3-6 Months	6-12 months	Over 12 Months	Total
			(in million Baht)			
As at 31 December 2006						
TOT at agreed rates	353.7	168.0	82.4	69.3	217.8	891.2
TOT at rates pending agreed (see note 26 (b))	5.3	8.9	18.4	108.2	291.6	432.4
VAT on the assets transferred	-	-	0.1	0.7	2.9	3.7
Trade receivables - others	7.2	27.7	14.8	1.0	4.3	55.0
	366.2	204.6	115.7	179.2	516.6	1,382.3
Less allowance for doubtful accounts						(265.1)
Accounts receivable, net						**1,117.2**

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
		(in million Baht)		
Bad and doubtful debts expenses for the year	65	87	10	56

The normal credit term granted by the Group/Company ranges from 30 days to 60 days.

The management believes that the allowance is adequate to cover the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection of receivables, including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT.

As at 31 December 2007, TOT at rates pending agreed included receivables in respect of other value added services such as T-Pin, T-SMS and ADSL, amounting to Baht 457 million *(2006: Baht 432 million)*. The Company has not received its share of income from TOT. The Company has recorded the income sharing at the rates initially agreed with TOT. (See Note 26 (b) to the financial statements).

Trade accounts receivable of the Group and the Company as at 31 December 2007 and 2006 were denominated entirely in Thai Baht.

7 Inventories

		Consolidated financial statements		Separate financial statements	
	Note	2007	2006	2007	2006
			(in million Baht)		
Merchandise		73	105	59	97
Spare parts for repair and maintenance					
- outside plant system		207	254	207	252
- switching system and Transmission System		50	57	50	57
Work in progress for Triple T Broadband Plc.	*4*	113	43	113	43
Other work in progress		27	61	-	-
Total		**470**	**520**	**429**	**449**
Less allowance for decline in value		(21)	(18)	(16)	(15)
Net		**449**	**502**	**413**	**434**

8 Accrued income

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006
		(in million Baht)		
Accrued income from telephone services	104	114	104	114
Accrued income from long distance telephone services	26	28	26	28
Total	**130**	**142**	**130**	**142**

9 Other current assets

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006
	(in million Baht)			
Equipment lend to subscribers	35	-	-	-
Prepaid long distance circuit rental	37	37	37	37
Prepaid expenses	21	26	20	23
Value added tax	65	45	14	11
Others	43	12	11	3
	201	**120**	**82**	**74**

10 Investments in subsidiaries and associate

Movements on investments during the year ended 31 December 2007 and 2006 were as follows:

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006 (Restated)
	(in million Baht)			
At 1 January	34	-	54	54
Share of net profits (losses) from investments - equity method	(11)	4	-	-
Dividend income	(2)	-	-	-
Change in equity of investments in subsidiary to associate	-	30	-	-
Payment of remaining portion of share in associate	7	-	7	-
At 31 December	**28**	**34**	**61**	**54**

Changes in equity of the subsidiary

During 2005, the Company requested its creditors to approve the formation of Triple T Broadband Co., Ltd. ("TTT BB"), a subsidiary at that time. Further, according to the extraordinary general meetings of shareholders of TTT BB No. 2/2006 on 16 August 2006 and 3/2006 on 31 August 2006 a special resolution was passed to authorize TTT BB to increase its registered capital by Baht 100 million to Baht 110 million by issue of 10 million common shares of Baht 10 per share. The new issued shares are to be offered to existing shareholders in the proportion 10 new shares for one old share.

The Company, with approval granted by the Board of Directors' meeting No. 7/2006 held on 13 September 2006, has renounced its rights to subscribe to 9,999,930 additional shares as an existing shareholder of TTT BB since the Company, under its loan covenants, is not able to maintain the status of TTT BB as its subsidiary and provide financial support to TTT BB. In order to enable TTT BB to proceed with its investment plan to comply with the conditions set out in its license for telecommunication business type 3 granted by the National Telecommunication Commission (NTC), on 13 September 2006, the Company agreed with Acumen Company Limited (Acumen), which is a subsidiary of Jasmine International Public Company Limited, the major shareholder of The Company, to subscribe for the shares that the Company has renounced in order to temporarily support the business of TTT BB. However, the Company and Acumen intend that the shareholders of the Company should share fair benefit with Acumen if the business of TTT BB is profitable as

expected. Therefore, the Company and Acumen have entered into a memorandum of undertaking which has a condition that Acumen shall provide financial support to TTT BB during the time that TTT BB is a subsidiary of Acumen and Acumen will allow the shareholders of the Company to purchase the newly-issued shares and/or the existing shares of TTT BB held by Acumen in order to adjust the shareholding proportion for joint shareholding in TTT BB on the date of the initial public offering of TTT BB or after 3 years from the date of the memorandum (if TTT BB cannot offer its shares to public within such period). In this regard, if the public offering of TTT BB shares has occurred, the purchase price of such shares shall be at par value (Baht 10) plus premium at the rate of 20% per year (which is considered as the return for the investment of Acumen) or the public offering price of ordinary shares of TTT BB, whichever is lower. If the public offering does not occur, the purchase price shall be at fair price estimated by an independent financial advisor approved by the Securities and Exchange Commission, Thailand. The Company has already reported the increase of TTT BB's capital and the renouncement of its rights to subscribe to the increase share capital of TTT BB to its creditors. Acumen has paid for the increased share capital on 13 September 2006 and TTT BB has registered the increased share capital with the Ministry of Commerce on 22 September 2006. Consequently, the Company's proportion of shareholding in TTT BB decreased from 99.99% to 9.09% of the outstanding shares with the result that the Company no longer has control over TTT BB. The Company has reclassified investments in TTT BB as investments in associate because the Company has significant influence over TTT BB by:

- representation on the TTT BB's board of directors
- participation in policy making processes
- material transactions between the Company and TTT BB
- provision of essential technical information

Subsequently, by virtue of the resolution of TTT BB's Extraordinary General Meeting of Shareholders No. 4/2007 held on 29 August 2007, has changed its status from private company limited to public company limited for offering its ordinary shares to the public. Besides, it has been resolved to increase its registered capital in the amount of Baht 1,090,000,000 from previously Baht 110,000,000 to Baht 1,200,000,000 and reduced the par value of its shares from Baht 10 per share to Baht 1 per share. The newly-issued shares will be allocated:

1) in the amount not greater than 950,000,000 shares, to the shareholders of the Company whose names appear in the share register book of the Company on the date that TTT BB files with the Office of the Securities and Exchange Commission ("SEC") the application requesting approval for the offering of its ordinary shares to the public (of which the Extraordinary General Meeting of Shareholders of TTT BB No. 1/2007 held on 17 November 2007, has resolved to amend to give right to the shareholders of the Company whose names appear in the share register book of the Company on the date which the share register book is closed for the purpose of the right determination to purchase the newly-issued shares of TTT BB) and

2) in the amount not greater than 140,000,000 shares, to the Company.

The afore mentioned Baht 1,090,000,000 capital increase in TTT BB will enable the shareholders of the Company to purchase the 950,000,000 newly-issued shares of which if the shareholders of TT&T purchase all the shares allocated to them, the shareholding proportion in TTT BB by Acumen together with the Jasmine International Public Company Limited Group and shareholders of TT&T will be the same as the shareholding proportion in the Company by Acumen together with the Jasmine International Public Company Limited Group and shareholders of TT&T as of the right determination date. The purchase price of such shares shall be at par value (Baht 1) add up with premium value at the rate of 20% per year (which is considered as the return for the investment of Acumen) or the public offering price of ordinary shares of TTT BB, whichever is lower. Besides, the Company is also allowed to purchase the newly-issued shares in TTT BB in the amount of 140,000,000 shares at the same price as the shareholders of TT&T. Moreover, Acumen and/or

Jasmine International Public Company Limited Group are not prohibited from holding and/or subscribing to the newly-issued ordinary shares of TTT BB which are left unsubscribed by the shareholders of TT&T, provided that such holding and/or subscribing to shares is in compliance with applicable law and regulation.

The Company has been informed by TTT BB that TTT BB has submitted the application requesting for an approval for the offering of its ordinary share to public to the SEC on 21 November 2007.

In the third quarter of year 2007, the Company paid for remaining portion share acquired to TTT BB amount of Baht 7.5 million.

On 11 May 2007, the TTT BB's Board of Directors meeting No. 3/2007 had resolution for establishment of Triple T Internet Company Limited to operate internet business. TTT BB invested 100% in the common share of registered capital of the said company. The said company has granted license from National Telecommunications Commission (NTC) for rendering type-one internet services for one year from the date of granted (20 June 2007).

Dividend payment

On 30 April 2007, the annual general meeting of the shareholders of TTT BB has approved for dividends payment from the profit of 2006 to shareholders at the rate of Baht 2 per share total amount of Baht 2 million. The dividend was paid on 29 June 2007. The subsidiaries have no dividends payment.

Investments in subsidiaries and associates as at 31 December 2007 and 2006, and dividend income from those investments for the years then ended were as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost method		Equity method		Dividend income	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	%		*(in million Baht)*							
Associate										
Triple T Broadband Plc. and its subsidiary	9.09	9.09	110.0	102.5	10	2.5	27.9	34.2	2	-

Separate financial statements (restated)

	Ownership interest		Paid-up capital		Cost method		Dividend income	
	2007	2006	2007	2006	2007	2006	2007	2006
	%		*(in million Baht)*					
Subsidiaries								
TT & T Subscriber Services Co., Ltd. and its subsidiary	99.99	99.99	50.0	50.0	50.0	50.0	-	-
Triple T Global Net Co., Ltd.	99.99	99.99	1.0	1.0	1.0	1.0	-	-
Associate								
Triple T Broadband Plc. and its subsidiary	9.09	9.09	110.0	102.5	10.0	2.5	2	-
Total			**161.0**	**153.5**	**61.0**	**53.5**	**2**	-

The following summarised financial information on associated companies which have been accounted for using the equity method is not adjusted for the percentage of ownership held by the Group:

	Ownership	Total assets	Total liabilities	Total revenues	Net profit/ (loss)
2007	*(%)*		*(in million Baht)*		
Triple T Broadband Plc. and its subsidiary	9.09	1,816	1,502	1,230	164
2006					
Triple T Broadband Co., Ltd.	9.09	1,368	1,203	487	63

11 Property, plant and equipment

	Consolidated financial statements										
	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network and equipment	Public Telephone	Vehicles	Dropwire	Equipment under installation	**Total**
						(in million Baht)					
Operating assets											
Cost											
At 1 January 2006	788	17	954	743	386	3,935	1,490	212	404	802	9,731
Additions	2	6	8	74	15	29	-	72	-	724	930
Disposals	(3)	-	-	(19)	-	-	(6)	(7)	-	-	(35)
Transfer	-	7	(6)	34	8	536	(5)	6	-	(417)	163
At 31 December 2006	**787**	**30**	**956**	**832**	**409**	**4,500**	**1,479**	**283**	**404**	**1,109**	**10,789**
Additions	1	3	-	48	13	167	-	35	-	276	543
Disposals	-	(1)	-	(12)	-	-	(15)	(10)	-	-	(38)
Transfer	(1)	-	-	2	-	648	10	-	-	(512)	147
At 31 December 2007	**787**	**32**	**956**	**870**	**422**	**5,315**	**1,474**	**308**	**404**	**873**	**11,441**
Accumulated depreciation											
At 1 January 2006	59	8	434	535	298	1,766	753	108	100	-	4,061
Depreciation charge											
for the year	8	4	47	82	25	771	295	49	27	-	1,308
Disposals	-	-	-	(20)	-	-	(5)	(6)	-	-	(31)
Transfer	-	-	-	-	-	(10)	10	-	-	-	-
At 31 December 2006	**67**	**12**	**481**	**597**	**323**	**2,527**	**1,053**	**151**	**127**	**-**	**5,338**
Depreciation charge											
for the year	4	4	48	91	26	418	151	52	26	-	820
Disposals	-	-	-	(10)	-	-	(7)	(9)	-	-	(26)
Transfer	-	-	-	(1)	-	-	-	1	-	-	-
At 31 December 2007	**71**	**16**	**529**	**677**	**349**	**2,945**	**1,197**	**195**	**153**	**-**	**6,132**
Net book value											
Owned assets	720	18	475	235	86	1,973	426	81	277	1,109	5,400
Assents under finance leases	-	-	-	-	-	-	-	51	-	-	51
At 31 December 2006	**720**	**18**	**475**	**235**	**86**	**1,973**	**426**	**132**	**277**	**1,109**	**5,451**
Owned assets	716	16	427	193	73	2,296	277	64	251	873	5,186
Assents under finance leases	-	-	-	-	-	74	-	49	-	-	123
At 31 December 2007	**716**	**16**	**427**	**193**	**73**	**2,370**	**277**	**113**	**251**	**873**	**5,309**

	Consolidated financial statements										
	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network and equipment	Public Telephone	Vehicles	Dropwire	Equipment under installation	Total
					(in million Baht)						
Non-operating assets											
Cost											
At 1 January 2006	76	-	14	-	-	-	-	-	-	-	90
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2006	76	-	14	-	-	-	-	-	-	-	90
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	76	-	14	-	-	-	-	-	-	-	90
Accumulated depreciation											
At 1 January 2006	-	-	7	-	-	-	-	-	-	-	7
Depreciation charge for the year	-	-	1	-	-	-	-	-	-	-	1
At 31 December 2006	-	-	8	-	-	-	-	-	-	-	8
Depreciation charge for the year	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	-	-	8	-	-	-	-	-	-	-	8
Allowance for impairment											
At 1 January 2006	31	-	2	-	-	-	-	-	-	-	33
Additions/Deductions	14	-	-	-	-	-	-	-	-	-	14
At 31 December 2006	45	-	2	-	-	-	-	-	-	-	47
Additions/Deductions	(1)	-	-	-	-	-	-	-	-	-	(1)
At 31 December 2007	44	-	2	-	-	-	-	-	-	-	46
Net book value											
At 31 December 2006	31	-	4	-	-	-	-	-	-	-	35
At 31 December 2007	32	-	4	-	-	-	-	-	-	-	36

Consolidated financial statements (in million Baht)

	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network and equipment	Public Telephone	Vehicles	Dropwire	Equipment under installation	Total
Total net book value											
Operating assets	720	18	475	235	86	1,973	426	132	277	1,109	5,451
Non-operating assets	31	-	4	-	-	-	-	-	-	-	35
At 31 December 2006	**751**	**18**	**479**	**235**	**86**	**1,973**	**426**	**132**	**277**	**1,109**	**5,486**
Total net book value											
Operating assets	716	16	427	193	73	2,370	277	113	251	873	5,309
Non-operating assets	32	-	4	-	-	-	-	-	-	-	36
At 31 December 2007	**748**	**16**	**431**	**193**	**73**	**2,370**	**277**	**113**	**251**	**873**	**5,345**

	Separate financial statements										
	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network and equipment	Public Telephone	Vehicles	Dropwire	Equipment under installation	Total
					(in million Baht)						
Operating assets											
Cost											
At 1 January 2006	784	17	916	713	386	3,935	1,490	168	404	802	9,615
Additions	1	5	-	59	15	29	-	2	-	705	816
Disposals	-	-	-	(14)	-	-	(6)	(7)	-	-	(27)
Transfer	(3)	2	(2)	35	8	536	(5)	5	-	(417)	159
At 31 December 2006	**782**	**24**	**914**	**793**	**409**	**4,500**	**1,479**	**168**	**404**	**1,090**	**10,563**
Additions	-	2	-	35	13	7	-	-	-	236	293
Disposals	-	(1)	-	(10)	-	-	(15)	(7)	-	-	(33)
Transfer	-	-	-	2	(1)	632	10	-	-	(495)	148
At 31 December 2007	**782**	**25**	**914**	**820**	**421**	**5,139**	**1,474**	**161**	**404**	**831**	**10,971**
Accumulated depreciation											
At 1 January 2006	58	8	433	518	298	1,766	753	90	99	-	4,023
Depreciation charge for the year	8	4	45	75	25	771	295	32	27	-	1,282
Disposals	-	-	-	(14)	-	-	(5)	(7)	-	-	(26)
Transfer	-	-	-	-	-	(10)	10	-	-	-	-
At 31 December 2006	**66**	**12**	**478**	**579**	**323**	**2,527**	**1,053**	**115**	**126**	-	**5,279**
Depreciation charge for the										-	765
year	5	4	45	78	25	406	151	24	27	-	(21)
Disposals	-	-	-	(8)	-	-	(7)	(6)	-	-	-
Transfer	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	**71**	**16**	**523**	**649**	**348**	**2,933**	**1,197**	**133**	**153**	-	**6,023**
Net book value											
Owned assets	716	12	436	214	86	1,973	426	53	278	1,090	5,284
Assents under finance leases	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2006	**716**	**12**	**436**	**214**	**86**	**1,973**	**426**	**53**	**278**	**1,090**	**5,284**
Owned assets	711	9	391	171	73	2,206	277	28	251	831	4,948
Assents under finance leases	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	**711**	**9**	**391**	**171**	**73**	**2,206**	**277**	**28**	**251**	**831**	**4,948**

	Separate financial statements										
	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network and equipment	Public Telephone	Vehicles	Dropwire	Equipment under installation	Total
	(in million Baht)										
Non-operating assets											
Cost											
At 1 January 2006	76	-	14	-	-	-	-	-	-	-	90
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2006	**76**	-	**14**	-	-	-	-	-	-	-	**90**
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	**76**	-	**14**	-	-	-	-	-	-	-	**90**
Accumulated depreciation											
At 1 January 2006	-	-	7	-	-	-	-	-	-	-	7
Depreciation charge for the year	-	-	1	-	-	-	-	-	-	-	1
At 31 December 2006	-	-	**8**	-	-	-	-	-	-	-	**8**
Depreciation charge for the year	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	-	-	**8**	-	-	-	-	-	-	-	**8**
Allowance for impairment											
At 1 January 2006	31	-	2	-	-	-	-	-	-	-	33
Additions/Deductions	14	-	-	-	-	-	-	-	-	-	14
At 31 December 2006	**45**	-	**2**	-	-	-	-	-	-	-	**47**
Additions/Deductions	(1)	-	-	-	-	-	-	-	-	-	(1)
At 31 December 2007	**44**	-	**2**	-	-	-	-	-	-	-	**46**
Net book value											
At 31 December 2006	**31**	-	**4**	-	-	-	-	-	-	-	**35**
At 31 December 2007	**32**	-	**4**	-	-	-	-	-	-	-	**36**

Separate financial statements

	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network and equipment	Public Telephone	Vehicles	Dropwire	Equipment under installation	Total
					(in million Baht)						
Total net book value											
Operating assets	716	12	436	214	86	1,973	426	53	278	1,090	5,284
Non-operating assets	31	-	4	-	-	-	-	-	-	-	35
At 31 December 2006	**747**	**12**	**440**	**214**	**86**	**1,973**	**426**	**53**	**278**	**1,090**	**5,319**
Total net book value											
Operating assets	711	9	391	171	73	2,206	277	28	251	831	4,948
Non-operating assets	32	-	4	-	-	-	-	-	-	-	36
At 31 December 2007	**743**	**9**	**395**	**171**	**73**	**2,206**	**277**	**28**	**251**	**831**	**4,984**

The gross carrying amount of fully depreciated furniture, equipment and vehicles but still in use as at 31 December 2007 in the consolidated financial statements amount to Baht 2,289 million *(2006: Baht 1,506 million)* and in the Company's separate financial statement amount to Baht 2,260 million *(2006: Baht 1,497 million).*

According to the terms of the annex to the Joint - Undertaking Agreement regarding the public telephone issue, dated 20 August 1997 (refer to Note 33 (b) to the financial statements), the Company has to handover the public telephones including booths, and certain tools and equipment included in property, plant and equipment to TOT by the end of 25 years from 30 June 1994. As at 31 December 2007, the public telephone and tools and equipment had net book values of Baht 303 million. *(2006: Baht 461 million)*

Changes in accounting estimates

The Company's estimate in useful life of assets has been changed by extended its useful life of network equipment including public telephone and equipment and it was immediately apply from 1 April 2007 onward as follows:

- Extend useful life of the Company's network equipment from 5 years to 5 - 15 years determined by technical aspect and compose of well-maintained standard and appropriated controlled environment.

- Extend useful life of public telephone and equipment from 3 - 5 years to 3 - 7 years determined by technical aspect and well-maintained.

Thus, the extension in useful life of network equipment and public telephone and equipment, was consequent in decrease of the depreciation expense for the year ended 31 December 2007 amounted to Baht 401 million.

12 Cost of telephone service expansion project transferred to TOT plc.

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006
	(in million Baht)			
Equipment and installation cost	37,119	36,863	37,158	36,965
Land and building (including specific tax)	1,788	1,789	1,788	1,789
Cost of assets transferred from deferred project cost	11,425	11,425	11,425	11,425
Cost transferred from spare parts for repair and maintenance	215	215	215	215
Cost of computer system to remedy the Y2K problem	184	184	184	184
Special project cost	18	18	18	18
Cost of project expansion	23	23	23	23
PEA pole adjustment	(631)	(631)	(631)	(631)
Total	**50,141**	**49,886**	**50,180**	**49,988**
Less accumulated amortization	(25,710)	(23,461)	(25,710)	(23,461)
Net	**24,431**	**26,425**	**24,470**	**26,527**

The amortization charge for the year 2007 is Baht 2,250 million *(2006:Baht 2,238 million)* in the consolidated and in the Company's separate financial statements.

According to the conditions of the Joint Operate and Joint Investment Agreement for telephone services expansion, the Company had transferred to TOT all equipment together with land and buildings acquired by the Company relating to this project and recorded as "Cost of Telephone Services Expansion Project transferred to TOT Plc." The Company amortizes these costs as expenses over the remaining period of the concession (up to June 2019), commencing from the date on which the assets or the ownership are transferred. The Company has to insured for all the transferred assets and let TOT as a joint beneficiary. The Company was allowed to utilize and maintain equipment pertaining to the system, land, buildings and other assets which were acquired by the Company and transferred to TOT. In addition, according to the condition as stated in the Security Agreements which made between the Company and the Creditors (see note 18 (e) and 19 to the financial statements), the Company has executed the Conditional Novation of Concession to conditionally transfer rights and obligation under the Joint Operate and Joint Investment Agreement to TT&T Associate Company Limited, a local company established to hold benefit of all rights and obligations under the Concession transferred to it for the purpose of protecting the interests of the Secured Creditors should there be event of default occur and continuing and the Creditors enforces security on the Conditional Novation of Concession.

13 Deposits and others

Deposits and others in the consolidated financial statements as at 31 December 2007, included guarantees for bidding on projects of Baht 9.5 million *(2006: Baht 11.9 million).*

14 Trade accounts payable

		Consolidated financial statements		**Separate financial statements**	
	Note	2007	2006	2007	2006
			(in million Baht)		
Related parties	*4*	363	180	343	175
Other parties		258	313	227	202
Total		**621**	**493**	**570**	**377**

The currency denomination of trade accounts payable as at 31 December was as follows:

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
		(in million Baht)		
Thai Baht (THB)	348	366	297	250
United States Dollars (USD)	273	127	273	127
Total	**621**	**493**	**570**	**377**

15 Other payable and accrued expenses

		Consolidated financial statements		Separate financial statements	
	Note	2007	2006	2007	2006
			(in million Baht)		
Accrued long distance circuit rental	*33 (d)*	123	111	123	111
Accrued conduit rental	*33 (e)*	10	9	10	9
Accrued gateway expense	*28*	5	15	5	15
Accrued Interest		35	14	35	14
Accrued lease circuit		313	156	164	144
Accrued bonus		69	-	63	-
Other accrued expenses		293	168	237	142
Total		**848**	**473**	**637**	**435**

16 Finance lease liabilities

Finance lease liabilities as at 31 December 2007 and 2006 were payable as follows:

	Consolidated financial statements					
	2007			2006		
	Principal	Interest	Payments	Principal	Interest	Payments
			(in million Baht)			
Within one year	41	7	48	8	3	11
After one year but within five years	94	7	101	43	6	49
Total	**135**	**14**	**149**	**51**	**9**	**60**

Finance lease liabilities of the Group as at 31 December 2007 and 2006 were denominated entirely in Thai Baht.

17 Other current liabilities

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006
		(in million Baht)		
Value added tax	96	65	64	52
Withholding tax	30	29	22	24
Others	10	16	10	9
Total	**136**	**110**	**96**	**85**

18 Debt restructuring

The creditors and the Company agreed to proceed with filing the petition for the business rehabilitation sponsored by the Central Bankruptcy Court in conformity with Bankruptcy Act B.E. 2542 on 8 May 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on 29 May 2000 without any other Creditors' objection. The Creditors overwhelmingly voted in favor of the plan on 21 December 2000 and the Central Bankruptcy Court approved the Company's plan on 27 December 2000. Based on the Company's rehabilitation plan, the outstanding debts as at 3 September 2001 (Closing Date) which the Company owed to financial creditors, major suppliers, debts to related companies, small contractors and the subordinated loan

(excluding debts to bureaucratic creditors) were restructured by partial payment, conversion of loans to the Company's common shares and revision of conditions in the loan agreement.

The Company has entered into debt restructuring agreements with financial creditors and major suppliers on 29 June 2001 in accordance with the Company's rehabilitation plan. There were a number of contracts, as listed below, including the amendment agreement dated 14 September 2004, signed between the Company and its creditors, which have been effective since the closing date on 3 September 2001.

(a) ***Common Terms Agreement***

This agreement was made between TT&T Public Company Limited, TT&T Subscribed Services Company Limited, TT&T Value Added Service Company Limited, financial creditors and major suppliers. The Common Terms Agreement is the main agreement and supersedes all other previous agreements in covering conditions agreed between contract parties on the terms and obligations of each parties under the Company's debts restructuring plan. The main contents of the Common Terms Agreement are described as follows;

- The Company and creditors have agreed on the basis that all the Company's indebtedness including letters of guarantees are to be adjusted, amended and restructured in accordance with the US$ Loan Agreement, Baht Loan Agreement and Intercreditor Loan Agreement.
- In the event of default where creditors have to bear consequential costs, expenses or any other obligations, the Company undertakes the responsibility to reimburse the creditors for such costs, expenses and obligations.
- The Company shall guarantee that its subsidiary, namely TT&T Subscriber Services Company Limited, is the guarantor for the Company's indebtedness.
- The Company shall use its best endeavours to search for new equity investor(s) to develop the Company's future businesses.
- The Company's cash flows shall be strictly controlled and paid out through the cash flow waterfall mechanism.

(b) ***Intercreditor Agreement***

The main objective of this Intercreditor Agreement is to identify the rights of the secured creditors in Tranche A, B and C, Senior Secured Creditors, Junior Secured Creditors, the Instructing Group, the Security Agent (Kasikornbank Public Company Limited), and the Facility Agents (Krung Thai Bank Public Company Limited as Baht Facility Agent and ABN AMRO Bank N.V., Singapore Branch, as USD Facility Agent)

(c) ***USD Loan Agreement***

The objective of this agreement is to restructure the existing USD debts amounting to approximately USD 418.1 million that the Company owed to creditors without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installment shall be on 30 June 2002 and the last installment on 30 June 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on fixed rate and LIBOR plus the agreed rate specified in the agreement.

(d) Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt of Baht 13,926.9 million that the Company owed to creditors without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment shall be on 30 June 2002 and the last installment on 30 June 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR plus or minus the agreed rate specified in the agreement.

(e) Security Agreements

The Security Agreements comprise of several related agreements, which have the same intention to secure the loans under the restructured debts including all obligations that the Company has delivered and transferred to the Security Agent. The said agreements refer to pledge of shares that the Company holds in TT&T Subscriber Services Company Limited, Condition Assignment of Accounts with the Security Agent, pledge of Account with the Security Agent, Assignment of Insurances and Pledge of Accounts as well as Conditional Assignment of Accounts with each of account banks.

In addition, the Company has executed a Conditional Novation of Concession to conditionally transfer rights and obligations under the Concession to TT&T Associate Company Limited, a local company established to hold benefit of all rights and obligations under the Concession transferred to it for the purpose of protecting the interests of the Secured Creditors should there be event of default occur and continuing and the Creditors enforce security on Conditional Novation of Concession.

As at 31 December 2007, the cash at bank totaling Baht 44 million *(2006: Baht 187 million)* are provided as collateral to the Creditors in accordance with the debt restructuring agreements.

(f) Baht Facility Agent Fee Letter

The Company has entered into an agreement with Krung Thai Bank Public Company Limited, as the Baht Facility Agent, who shall provide administrative services for the Company on the Baht Loans. The Company is obliged to pay the annual service fee at an agreed rate until 1 January 2005 whereas the fee after 1 January 2005 is subject to further negotiation between the Company and Krung Thai Bank Public Company Limited.

(g) USD Facility Agent Fee Letter

The Company entered into an agreement with Credit Lyonnais (presently named CALYON) as the USD Facility Agent who shall provide administrative services for the Company on the US$ Loan. However, CALYON had resigned from the role of USD Facility Agent and, on 29 January 2007, the Company has engaged into an agreement with ABN AMRO Bank N.V., Singapore Branch, as the new USD Facility Agent with the obligatory of annual service fees so long as outstanding of the US$ Loan. The agreeable service fee and the period of service are subjected to negotiation between both parties, including the time that ABN AMRO Bank N.V. needs to provide their administrative services to the Company.

(h) Security Agent Fee Letter

The Company has entered into the agreement with Kasikornbank Public Company Limited as the Security Agent, who shall verify and guarantee that all the Company's financial transactions are in accordance with the Common Terms Agreement. The Company is obliged to pay an annual service fee at the agreed rate.

(i) Instructing Group Fee Letter

The Company has entered into the agreement with the Instructing Group members, comprising of 4 creditor representatives at present. The Company is obliged to pay the annual service fee as well as the reasonable out-of-pocket expenses to each member.

(j) Appointment Letter for the Monitoring Accountants

The Company has entered into an agreement with a company to act as the Monitoring Accountants under the Common Terms Agreement. The Company is obliged to pay a service fee at the agreed rate.

19 Long-term loans

		2007	2006
	Note	*(in million Baht)*	
US Dollar loan	*18 (c)*	8,333	9,126
Baht loan	*18 (d)*	10,456	10,564
Total		**18,789**	**19,690**
Less portion due within one year		(2,328)	(2,197)
Default principal		(1,915)	(303)
Total Long-Term Loans - Net		**14,546**	**17,190**

As at 31 December 2007, Company's long term loan was Baht 18,789 million of which Baht 904 million was the principal amount due on 30 June 2007 and Baht 1,011 million was due on 31 December 2007 (totally Baht 1,915 million) and default interest of Baht 20.71 million and USD 0.25 million (equivalent to Baht 8.36 million).The Company has been able to service interest expense on normal rate in full amount and is under negotiation with Creditors. (see note 1 to the financial statements)

20 Share capital

Authorized and issued share capital

	2007		2006	
	No. of shares	Baht	No. of shares	Baht
Authorized:				
At 1 January and 31 December				
Common shares of Baht 10 each	7,000,000,000	70,000,000,000	7,000,000,000	70,000,000,000
Issued and fully paid				
At 1 January				
Common shares of Baht 10 each	3,242,484,261	32,424,842,610	3,225,546,129	32,255,461,290
Issues on exercise of warrants				
RPW	-	-	70,605	706,050
TCW 1	-	-	-	-
TCW 2	-	-	16,867,527	168,675,270
At 31 December				
Common shares of Baht 10 each	**3,242,484,261**	**32,424,842,610**	**3,242,484,261**	**32,424,842,610**

	Unissued at 1 January 2007	No. of shares Issued during the year	Unissued at 31 December 2007
Unissued share capital			
Common shares of Baht 10 each allotted for			
(a) debt/equity conversion to Class 7 Creditors	2,011,054	-	2,011,054
(b) debt/equity conversion to Class 8 Creditors	851,860	-	851,860
(c) debt/equity conversion to Class 1 & 2 Creditors	814,447	-	814,447
(d) exercise of Restructuring Plan Warrants	283,858,292	-	283,858,292
(e) offer to directors and employees of the Group	142,000,000	-	142,000,000
(f) offer to			
- reserved for exercise of Tranche C Warrant	279,129,328	-	279,129,328
- reserved for exercise of the Company's warrant	39,000,000	-	39,000,000
- investors on a private placement	3,009,850,758	-	3,009,850,758
	3,757,515,739	-	**3,757,515,739**

In compliance with the Company's rehabilitation plan, on 10 May 2001, the Board of Directors approved to decrease and increase the Company's registered share capital including the issuance and offering of Restructuring Plan Warrants (refer to detail in note 22) and Tranche C Warrants (refer to detail in note 23) as follows:

(1) To decrease the Company's registered share capital of Baht 2,500 million to cancel all of the 250 million common shares previously authorized but not yet issued. As a result, the Company will have a remaining registered share capital of Baht 11,250 million (1,125 million shares at par value of Baht 10).

(2) To increase the Company's registered share capital by Baht 58,750 million resulting in the registered share capital amounting to Baht 70,000 million by means of the issue of 5,875 million new common shares at par value of Baht 10 to the Company's creditors, new investors and reserving a portion for the holders of Restructuring Plan Warrants and Tranche

C Warrants pursuant to the Company's rehabilitation plan and reserving for the issue of shares to the directors and employees of the Company and subsidiaries. On August 28, 2001, the Board of Directors approved the revised share allotment as follows:

a) 960 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 7 Creditors (related trade creditors).

b) 524 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 8 Creditors (related subordinated loan creditors).

c) 207 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 1 and 2 Creditors (a portion of loans owed to financial institutions and trade creditors - Tranche C Entitlement).

d) 284 million common shares with the exercise price of Baht 4.85 per share will be allotted for the exercise of Restructuring Plan Warrants to be granted to creditors and shareholders.

e) 142 million common shares in an amount not exceeding 5% of the total number of the Company's issued shares will be allotted for offering to directors and employees of the Company and subsidiaries.

f) 3,758 million common shares will be allotted for offering on a private placement basis to new equity investors pursuant to the Notification of the Office of the Securities and Exchange Commission dated 18 May 1992 (and any amendment thereto) and/or be allotted to reserve for the exercise of Tranche C Warrants ("TCW1" and "TCW2").

Debt/Equity conversion price as per items a), b) and c) and the exercise price of the warrants per item d) is Baht 4.85 per share pursuant to the conditions stipulated in the Company's rehabilitation plan. With respect to the price of share in respect of items e) and f), such price cannot be presently determined because it will depend on the market price of the shares and other conditions in the future.

Share allotment f) was revised as follows:

(1) The Extraordinary General Meeting of shareholders No. 2/2002 held on 19 December 2002 passed a resolution for the reallocation of 3,758 shares allocated for offering to investors on a private placement basis and/or to reserve for the exercise of Tranche C Warrants. The purpose of the reallocation of shares was to serve the issuing of 37 million new shares for debt settlement with PEA.

(2) The Extraordinary General Meeting of shareholders No. 1.2003 held on 30 September 2003 passed a resolution for the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan and reserved ordinary shares by 672 million shares for the exercise of Tranche C Warrants by Tranche C Creditors. (see note 23 to the financial statements)

(3) The 2005 Annual General Meeting of shareholders held on 28 April 2005 passed a resolution for the incorporation of additional objectives for allocation of the remaining 3,048,850,758 ordinary shares as follows:

- To reserve 39,000,000 shares for the exercise of the Company's warrants, i.e. warrants issued under the Company's Debt Restructuring Plan (RPW) and warrants offered to Tranche C Creditors for two portions (TCW1 and TCW2). This is in reserve for the exercise right adjustment which may cause an increase in the original rate of exercise right (if any).

- To reserve 3,009,850,758 shares for offering all or part thereof to investors on a private placement basis according to the Notification of the Securities and Exchange Commission.

- If there are any capital increase ordinary shares remaining from the reserve for the exercise of the Company's warrants as a result of the Company's right adjustment and the allocation for offering to investors on a private placement basis as described above, such remaining ordinary shares shall be allocated for public offering at the offer price of not less than Baht 4.10 per share. The Company must have accumulated loss at the time of issuance of offering the shares.

21 Equity Stock Option Plan Warrants offer to the directors and the executives of the Company and its subsidiaries (ESOP Warrant)

On 28 August 2007, the Company allocated ESOP Warrant 2006/1 in the amount of 59,701,600 units and ESOP Warrant 2006/2 in the amount of 22,088,589 units to the directors and the executives of the Company and its subsidiaries. After the allocation, 3,798,400 units of ESOP warrant 2006/1 and 14,411,411 units of ESOP warrant 2006/2 remain unallocated. These warrant units will be recorded when the warrant holders exercise their right to buy the Company's common shares.

The details of ESOP Warrant 2006/1 are as follows:

Type of warrant	:	Bearer and non-transferable right to purchase common shares of the Company. The exception for the transfer is by way of inheritance or the transfer to the beneficiaries or approval by the Executive Board Meeting of the Company.
Amount of warrants offered	:	63.5 million units
Offering price per unit	:	Baht 0 per unit
Exercise ratio	:	1 warrant : 1 common share
Exercise price	:	Baht 5 per share
Number of common shares allotted and reserved for the warrants	:	63.5 million shares
Issuing and Offering date	:	28 August 2007
Maturity of warrants	:	5 years from the issuing and offering date
Proportion of warrants allowed for exercised		In year 1 : exercisable up to 20% of the total warrants allocated. In year 2 : exercisable up to 40% of the total warrants allocated. In year 3 : exercisable up to 60% of the total warrants allocated. In year 4 : exercisable up to 80% of the total warrants allocated. In year 5 : exercisable up to 100% of the total warrants allocated.

As at 31 December 2007, no ESOP Warrant 2006/1 holders had exercised their rights.

The details of ESOP Warrant 2006/2 are as follows:

Type of warrant	:	Bearer and non-transferable right to purchase common shares of the Company. The exception for the transfer is by way of inheritance or the transfer to the beneficiaries or approval by the Executive Board Meeting of the Company.
Amount of warrants offered	:	36.5 million units
Offering price per unit	:	Baht 0 per unit
Exercise ratio	:	1 warrant : 1 common share
Exercise price	:	Baht 7 per share
Number of common shares allotted and reserved for the warrants	:	36.5 million shares
Issuing and Offering date	:	28 August 2007
Maturity of warrants	:	5 years from the issuing and offering date
Proportion of warrants allowed for exercised		In year 1 : exercisable up to 20% of the total warrants allocated. In year 2 : exercisable up to 40% of the total warrants allocated. In year 3 : exercisable up to 60% of the total warrants allocated. In year 4 : exercisable up to 80% of the total warrants allocated. In year 5 : exercisable up to 100% of the total warrants allocated.

As at 31 December 2007, no ESOP Warrant 2006/2 holders had exercised their rights.

22 Restructuring plan warrants ("RPW")

Under the debt restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after 1 October 2001. Such warrants can only be exercised by means of a cash payment to the Company.

The details of Restructuring Plan Warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Number of units	:	284 million units
Maturity	:	5 years
Offering	:	Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise price	:	Baht 4.85 per share
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	284 million shares
Secondary market	:	The Company registered the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the warrant holders exercise their right to buy the Company's common shares. During 2006, the warrant holders had exercised their rights to buy the Company's common shares until 26 September 2006 as follows:

Exercise date	Warrants Exercised (Units)	Common shares issued (shares)	Cash receipt from exercise (Baht)	Registration date of increase of share capital
Year 2006				
March 2006	50	50	242	12 April 2006
April 2006	6,109	6,109	29,629	9 May 2006
June 2006	1,200	1,200	5,820	7 July 2006
August 2006	3,500	3,500	16,975	6 September 2006
September 2006	59,746	59,746	289,768	9 October 2006
	70,605	70,605	342,434	

The balances of unexercised warrants are as follows:

	Units				
	Warrants Unexercised at 1 January	Warrants Exercised during the year	Warrants unexercised at 31 December	Exercise price (Baht/share)	Expiry date
Year 2006					
RPW	281,084,507	70,605	281,013,902	4.85	1 October 2006

The Company stopped trading the warrants on 26-29 September 2006 and the warrants expired from the listed warrant in the stock exchange on 29 September 2006.

23 Tranche C Warrants ("TCW1" and "TCW2")

The details of Tranche C warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Maturity	:	5 years
Offering	:	Offer to certain group of creditors of the Company pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	3,758 million shares
Secondary market	:	The Company will not register the warrants as listed securities on the Stock Exchange of Thailand.

At the Extraordinary General Meeting of Shareholders No. 1/2003 held on 30 September 2003, a resolution was passed approving the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan in two separate portions. The first portion shall be offered at 25% of total Tranche C Loans as at the date 24 months after the Closing Date (First Trigger Date), which was 3 September 2001, and issued by 31 December 2003. The second portion shall be offered at 75% of total Tranche C Loans as at the date 30 months after the Closing Date (Second Trigger Date) and issued by March 2004. These warrants are exercisable within 5 years from the issuing date at the exercise price of Baht 10 per share by cash payment or by exchanging with Tranche C Loans, with an exercise ratio at 1 unit of warrant to 1 common share.

On 31 December 2003, the Company issued the first portion of Tranche C Warrants ("TCW 1") to Tranche C Creditors in the amount of 148,777,887 units. As at 31 December 2007, holders of 108,703,391 warrant units had exercised their rights to buy the Company's common shares. During the year ended 31 December 2007 and 2006 no warrant holders had exercised their rights.

On 31 March 2004, the Company issued the second portion of Tranche C Warrants ("TCW 2") to Tranche C Creditors in the amount of 443,995,171 units. As at 31 December 2007, holders of 284,167,281 warrant units had exercised their rights to buy the Company's common shares. During the year ended 31 December 2007 no warrant holders had exercised their rights.

Exercise date	Warrants exercised (Units)	Common shares issued (shares)	Debt to equity conversion (Baht)	Registration date of increase of Share capital
Year 2006				
30 June 2006	16,867,527	16,867,527	168,675,270	7 July 2006

The balances of unexercised warrants are as follows:

	Units				Exercise by cash or debt/ equity conversion (Baht/share)	Expiry date
	Warrants unexercised at 1 January	Warrants issued	Warrants exercised	Warrants unexercised at 31 December		
2007						
TCW 1	40,074,496	-	-	40,074,496	10	30 December 2008
TCW 2	159,827,890	-	-	159,827,890	10	30 March 2009
2006						
TCW 1	40,074,496	-	-	40,074,496	10	30 December 2008
TCW 2	176,695,417	-	16,867,527	159,827,890	10	30 March 2009

24 Reserves

Share premium

The share premium account is set up under the provisions of Section 51 of the Public Companies Act B.E. 2535, which requires companies to set aside share subscription monies received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Legal reserve

The legal reserve is set up under the provisions of Section 116 of the Public Companies Act B.E. 2535. Section 116 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

25 Segment information

Segment information is presented in respect of the Group's business. The primary format, business segments is based on the Group's management and internal reporting structure.

Business segment results

	Fixed line telephone service and value added services		Sales of goods		Internet services		Cable wiring service and others		Unallocated		Total		Elimination		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
								(in million Baht)								
Revenue	4,170	4,870	369	290	2,163	1,253	564	594	-	-	7,266	7,007	(686)	(861)	6,580	6,146
Interest income	-	-	-	-	-	-	-	-	8	42	8	42	(1)	-	7	42
Other income	-	-	-	-	-	-	-	-	1,051	1,694	1,051	1,694	(122)	(162)	929	1,532
Total revenue	4,170	4,870	369	290	2,163	1,253	564	594	1,059	1,736	8,325	8,743	(809)	(1,023)	7,516	7,720
Cost of sales			257	155	1,744	949	537	447	-	-	2,538	1,551	(622)	(736)	1,916	815
Depreciation and amortization	3,017	3,519	-	-	-	-	-	-	40	7	3,057	3,526	(8)	(9)	3,049	3,517
Unallocated other expenses	-	-	-	-	-	-	-	-	3,348	3,263	3,348	3,263	(213)	(345)	3,135	2,918
Total expenses	3,017	3,519	257	155	1,744	949	537	447	3,388	3,270	8,943	8,340	(843)	(1,090)	8,100	7,250
Profit (loss) before interest and income tax expenses	1,153	1,351	112	135	419	304	27	147	(2,329)	(1,534)	(618)	403	34	67	(584)	470

Business segment financial positions

	Fixed line telephone service and value added services		Sales of goods		Internet services		Cable wiring service and others		Unallocated		Total		Elimination		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
								(in million Baht)								
Property plant and equipment	4,948	5,284	-	-	-	-	341	167	19	-	5,308	5,451	-	-	5,308	5,451
Project cost transferred to TOT Plc.	24,470	26,527	-	-	-	-	-	-	-	-	24,470	26,527	(40)	(103)	24,430	26,424
Unallocated other assets	-	-	-	-	-	-	-	-	3,922	3,409	3,922	3,409	(735)	(258)	3,187	3,151
Total assets	**29,418**	**31,811**	**-**	**-**	**-**	**-**	**341**	**167**	**3,941**	**3,409**	**33,700**	**35,387**	**(775)**	**(361)**	**32,925**	**35,026**
Loans	18,789	19,690	-	-	-	-	-	-	-	-	18,789	19,690	-	-	18,789	19,690
Unallocated other liabilities	-	-	-	-	-	-	-	-	2,944	1,667	2,944	1,667	(601)	(151)	2,343	1,516
Total liabilities	**18,789**	**19,690**	**-**	**-**	**-**	**-**	**-**	**-**	**2,944**	**1,667**	**21,733**	**21,357**	**(601)**	**(151)**	**21,132**	**21,206**

26 International long-distance telephone income from neighbouring countries and other value added service income

(a) International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognize revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated.

(b) Other value added service income

The Company earns income from other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, ADSL, Freephone 1800 service, etc, the rates of income sharing for which are pending agreements of, and under negotiation with TOT. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT.

27 Other income

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006
	(in million Baht)			
Gain on sale of assets	13	1	12	1
Management fee and building rental	108	32	128	90
Technical and advisory services for internet services	64	12	64	48
Equipment rental income	20	33	34	38
Value added service income	45	31	45	31
Scrap sales	25	20	25	20
Claim income	8	5	8	5
DSLAM rental income	26	14	26	28
Facility income	16	4	16	11
Fine income	-	-	-	2
Sales promotion	-	27	-	-
Other income	33	48	97	79
Total	**358**	**227**	**455**	**353**

28 Operating, administrative and general expenses

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006
	(in million Baht)			
Personnel expense	1,220	1,047	1,097	982
Traveling expense	125	121	108	115
Utilities	216	202	221	195
Advertising and promotion	116	114	53	79
Repair and maintenance	537	435	562	479
Rental	144	126	136	125
Lease circuit and mix traffic	484	495	473	495
Gateway expense	11	29	11	29
Doubtful debt	72	132	16	90
Impairment of assets	-	14	-	14
Others	200	197	218	200
Total	**3,125**	**2,912**	**2,895**	**2,803**

Gateway

According to TOT approval of usage on numbering undertaken under the Joint Operate and Joint Investment Agreement, TOT charged for use of the long distance overseas call from the code 007 and 008 through Gateway of TOT from year 2004 to June 2006 in the amount of Baht 22 million. The Company had recorded the said expense and estimated expense from July to December 2006 of Baht 7 million in the 2006 financial statements.

29 Personnel expense

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006
	(in million Baht)			
Wages and salaries	1,110	944	998	884
Contribution to defined contribution plans	46	43	42	41
Other	64	60	57	57
Total	**1,220**	**1,047**	**1,097**	**982**
	(number of employees)			
Number of employees as at 31 December	**3,329**	**3,353**	**2,942**	**3,005**

Registered provident funds

The Company and subsidiaries have established contributory registered provident funds in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plans were approved by the Ministry of Finance on 25 December 1992 and 4 July 1994, respectively.

Under the plans, the employees contribute an amount equivalent to 3-7% of their basic salary. The Company and subsidiary contribute monthly to the funds at a percentage of 3%, 5% and 7% of employees' basic salary, which is declared in the plans. The Company and subsidiary appointed a fund manager to manage the funds in accordance with the terms and condition prescribed in the Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530. However, the Company, subsidiary and their employees agreed to cease contributions to the funds for two years starting from 1 January 1998. In the first quarter of 2000, the Company, subsidiaries and their employees started contributing monthly to the funds as normal. The period during which contributions ceased is still counted as membership of the funds as long as the employees are still employees of the Company or the subsidiary.

30 Loss per share

Basic loss per share

The calculation of basic loss per share for the year ended 31 December was based on the loss attributable to ordinary shareholders and the weighted average number of shares outstanding during the year as follows:

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006 (Restated)
Loss attributable to ordinary shareholders (million Baht)	(2,028)	(1,079)	(2,041)	(1,029)
Weighted average number of shares (million shares)	3,242	3,234	3,242	3,234
Basic loss per share (Baht)	(0.62)	(0.33)	(0.63)	(0.32)

Weighted average number of ordinary shares

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
		(in million share)		
Issued ordinary shares at 1 January	3,242	3,226	3,242	3,226
Effect of shares issued during the year on exercise of warrants (refer note 22 and 23)	-	8	-	8
Weighted average number of ordinary shares	3,242	3,234	3,242	3,234

Diluted loss per share

Diluted loss per share is determined by dividing the net loss for the year by the weighted average number of shares outstanding during the year after adjusting common stock equivalents, on the assumption that the warrant holders had exercised their rights to convert their warrants wholly into common shares.

The Company did not present diluted loss per share for the years ended 31 December 2007 and 2006, because the warrants are anti-dilutive as their conversion to common shares would reduce loss per share.

31 Financial instruments

Financial risk management policies

The Group/Company is exposed to normal business risks from changes in market interest rates and currency exchange rates and from non-performance of contractual obligations by counterparties. The Group/Company does not hold or issue derivative financial instruments for speculative or trading purposes.

Interest rate risk

Interest rate risk is the risk that future movements in market interest rates will affect the results of the Group/Company's operations and its cash flows.

The Company has not entered into any interest rate hedging contracts because following the Company's debt restructuring, interest rates for long-term liabilities are based on the money market floating interest rates.

Foreign currency risk

After the Company's debt restructuring, the repayment period will be longer and therefore the risk associated with the volatility of foreign exchange rates to the Company will also be affected in the long term. At present, the Company has policy to enter into foreign exchange hedging contracts to reduce the risk of foreign exchange losses on purchase commitments, repayment of loans and interest payable.

At 31 December, the Group and the Company were exposed to foreign currency risk in respect of financial assets and liabilities denominated in the following currencies:

		Consolidated financial statements		**Separate financial statements**	
	Note	2007	2006	2007	2006
United States Dollars			*(in million Baht)*		
Trade accounts payable	*14*	273	127	273	127
Long-term loans	*19*	8,333	9,126	8,333	9,126
Gross balance sheet exposure		8,606	9,253	8,606	9,253
Currency forwards		-	-	-	-
Net exposure		**8,606**	**9,253**	**8,606**	**9,253**

Credit risk

Credit risk is the potential financial loss resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Group/Company as and when they fall due.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. However, due to the large number of parties comprising the Group/Company's customer base, Management does not anticipate material losses from its debt collection. In addition, pursuant to the existing loan agreements, the Company is unable to provide any kind of lending to subsidiaries or other entities.

Liquidity risk

The Group/Company monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group/Company's operations, to comply with the terms of the common Term agreement and to mitigate the effects of fluctuations in cash flows.

Fair values

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. In determining the fair value of its financial assets and liabilities, the Group/Company takes into account its current circumstances and the costs that would be incurred to exchange or settle the underlying financial instrument.

The Group/Company uses the methods and assumptions for estimating fair value of its financial instruments as follows:

Cash on Hand and in Banks, Short-term Investments - The book values are similar to the fair value since these financial instruments are held on a short term basis.

Trade and other receivables and accrued income - The book values are similar to the fair value since these financial instruments will be due and settled within a short period.

Investment in subsidiaries and associate - Investment in subsidiaries and associate have no market value. The fair value can be reasonably calculated from the net assets of the subsidiary and associate companies that are close to the carrying value in the balance sheet.

Accounts Payable - Trade, Accounts Payable-Others and Accrued Expenses - The book values are similar to the fair value since these financial instruments will be due in short period.

Long-term Loans - The book values are similar to the fair values since these financial instruments bear money market floating interest rates.

32 Change in accounting policy

The following change of accounting policy by the Company has no effect on the consolidated financial statements of the Group.

Until 31 December 2006, the Company accounted for its investments in subsidiary and associate companies in its financial statements using the equity method.

During 2007, the FAP issued the following new TAS which are effective for accounting periods beginning on or after 1 January 2007:

TAS 44 (revised 2007)*Consolidated and Separate Financial Statements*

TAS 45 (revised 2007)*Investment in associates*

TAS 46 (revised 2007)*Interest in Joint Ventures*

These new TAS require a parent company which has investments in a subsidiary company, an entity under joint control, or an associate company, which is not classified as a "held for sale" investment, to record such investment in accordance with either the cost method or with the recognition and measurement basis for financial instruments (when an announcement is made), instead of the equity method currently used.

Starting from 1 January 2007, the Company has, accordingly, changed its accounting policy for its investments in subsidiary and associate companies in its financial statements from the equity method to the cost method. The change in accounting policy has been applied retrospectively and the Company's 2006 financial statements, which are included in the Company's 2007 financial statements for comparative purposes, have been restated accordingly. The effects of the change in accounting policy on the Company's 2007 and 2006 financial statements are as follows:

	Separate financial statements	
	2007	2006
	(in million Baht)	
Investments in subsidiaries and associates		
Balance at 1 January before change in accounting policy	**139**	**189**
Increase in deficit	(85)	(135)
Balance at 1 January after change in accounting policy	**54**	**54**
Deficit		
Balance at 1 January before change in accounting policy	**(19,146)**	**(18,067)**
Decrease in share of profits from investments accounted for using the equity method, net	(85)	(135)
Balance at 1 January after change in accounting policy	**(19,231)**	**(18,202)**
Net loss		
Net loss before change in accounting policy	**(2,028)**	**(1,079)**
share of profits (losses) from investments accounted for using the equity method	(13)	50
Net loss after change in accounting policy	**(2,041)**	**(1,029)**
Increase (Decrease) in loss per share (Baht)	**0.01**	**(0.01)**

33 Agreements and commitments with non-related parties

(a) Telephone services expansion joint - investment agreement

On 2 July 1992, the Company entered into the agreement with TOT for joint operation and joint investment for expansion of the telephone services by one million numbers in the provincial telephone area, and on 21 September 1995, the Company entered into the amendment to the agreement for joint operation and joint investment for expansion of telephone services by additional five hundred thousand numbers, making the total 1.5 million numbers. In addition, the Company had an obligation to finish installation by 30 September 1996. Under the provisions of this agreement, the Company is committed, among others, to undertake the following:

- Procurement, installation, project management and maintenance of the equipment pertaining to the systems prescribed in the agreement in order that the telephone services are in place for the public service within the time period specified in the agreement. The Company is also committed to transfer to TOT all equipment pertaining to such systems together with land and buildings acquired by the Company relating to this project.

- Insure all risks for all the equipment pertaining to the systems, buildings and other assets being transferred to TOT.
- Establish the billing system and transfer the ownership of the system to TOT.
- At the date of signing the agreement, the Company had to place bank guarantees totalling Baht 1,000 million with TOT as performance guarantees. However, after TOT had accepted telephone network equipment pursuant to the concession agreement totalling 750,000 numbers, the Company reduced the bank guarantee to Baht 250 million since 1 November 1996. In the second quarter of 2002, the Company received the letter of guarantee amounting to Baht 250 million from TOT.

In consideration thereof, the Company and TOT both agreed, as specified in the agreement, to share at a certain percentage revenue generated by the telephone network installed by the Company. In the case that the Company has net income in excess of a specified level, the Company has to share such excess amount as specified in the agreement for a period of 25 years. In addition, TOT allowed the Company to utilize and maintain equipment pertaining to the system, land, buildings and other assets which were acquired by the Company and transferred to TOT in accordance with certain criteria and conditions specified in the agreement.

(b) The addendum to the concession agreement

Public Telephone

On 20 August 1997, the Company entered into the Addendum to the Concession Agreement regarding public telephone which allows the Company to operate 15,000 public telephones in the provincial area. This is considered as part of the basic telephone lines that the Company has the right to install under the Concession Agreement. The Company has to install the total public telephones and provide the service within 960 days after the signing date. The Company obtains revenue share at the rate of 76.5% of the revenue after deduction of value added tax and sharing to the TOT. The deadline to install all 15,000 payphones was 6 April 2000.

On 25 January 2005, the Company signed the Addendum of the Concession Agreement regarding provision of the public telephone service (No.2) for 10,000 additional numbers which the company must install within 360 days from the date of signing this agreement, from which the company will receive remuneration from the income sharing at the rate agreed in principle, regarding the public telephones.

The Fault Complaint Reception and Dropwire Maintenance Service

On 24 December 1997, the Company signed with TOT the Addendum to the Amended Concession Agreement regarding the Fault Complaint Reception and Dropwire Maintenance Service which is the duty of TOT specified in the Concession Agreement. TOT agreed to pay the Company for the actual cost plus 5% of that cost but not exceeding the rate determined in the Addendum. The Company began providing this service on 1 March 1998. Afterwards, the company and TOT had agreed to amend the Addendum to the Amended Concession Agreement regarding the Fault Complaint Reception and Dropwire Maintenance Service in the various issues in order to have better active action in the work, which TOT had agreed to pay the company for the operating costs by payment of lump sum at the rate and using the method of calculation as specified in the addendum to the agreement with effect from December 2005 onwards.

The Benefit from Transferred Assets under the Agreement

On 11 September 2006, the Company and TOT mutually signed the Addendum of the Concession Agreement regarding the benefit from transferred assets, under which the Company was entitled to allow others to make use of the equipment, land and building, and other assets provided and managed by the Company, and also on the building space built by the Company on the TOT land. The Company and TOT also agreed on the income sharing arising from the use of the above-stated assets by others according to the rate and term stated in the Addendum of the Concession Agreement.

(c) The mutual agreement in the market testing on the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234)

According to the mutual agreement in the market testing on the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234), there have been several extended market testing periods. At present, the Company and TOT agreed to extend the testing period to 31 December 2008. According to the agreement, the Company has to rent using the IP network from TOT in order to provide the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234) during the market testing period as mutually agreed at the rate of 30% of the service rate as specified in the agreement or at the service rate during the sale promotion period based on the calculating method specified in the agreement.

(d) Long distance circuit rental charge (mixed traffic and direct link)

Clause 19 (a) of the concession agreement stipulates that the charge for the long distance circuit shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations. Therefore, the Company recorded the long distance circuit rental based on the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

(e) Conduit rental charge

Clause 19 (a) of the concession agreement stipulates that the charge for the conduit rental shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations. Therefore, the Company recorded the long distance circuit rental based on the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

(f) Leasing agreements

The Company and subsidiaries entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at 31 December 2007 and 2006, the Company and subsidiaries committed to pay the rental under the lease agreements as follows:

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
	(in million Baht)			
Within one year	10	17	-	1
Between 2 - 4 years	27	2	-	-
Total	**37**	**19**	**-**	**1**

(g) Telecom licenses

Subsidiaries were granted the licenses for providing telecommunication services from National Telecommunication Commission as follows.

Type of license	Authorised Service	period
Type 1	Internet service	18 August 2007–17 August 2008
Type 1	International calling card service	9 August 2007 – 8 August 2008
Type 2 (having its own network)	International internet gateway service and internet network	10 January 2007–9 January 2012
Type 2 (having its own network)	Telecom services	7 December 2007 - 6 December 2022
Type 3	Telecom services	22 November 2007 – 21 November 2027

Subsidiaries had commitment to pay the annual fee and comply with the condition under the above licenses.

(h) Other agreements

As at 31 December 2007 and 2006, a subsidiary has entered into supply and installation agreements with certain local companies. These companies supply telephone equipment and dropwire upon the subsidiary's orders. In consideration thereof, the subsidiary will pay for the telephone equipment and installation service fee at amounts and rates as specified in the agreements.

The Company has entered into agreements for the purchase and installation of equipment, in providing telephone services with various companies, both local and overseas. As at 31 December 2007, the Company had commitments for payment of the equipment under the aforesaid agreements, in the amount of Baht 71 million *(2006: Baht 118 million)*. The Company and its subsidiaries had commitments for payment of the equipment under the aforesaid agreements, in the amount of Baht 115 million *(2006: Baht 118 million)*.

34 Contingent liabilities and disputes between the Company and TOT

(a) As at 31 December 2007, the Company and a subsidiary were contingently liable to a local bank in respect of a letter of guarantee issued by the said bank in favor of other government agencies and contractor companies amounting to approximately Baht 10 million *(2006: Baht 10 million)*, as collateral for the Company and subsidiary's compliance with the terms of agreements.

(b) Disputes between the Company and TOT

Change in status of the TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with the Joint Undertaking Agreement Clause 37, which states that "In case of any change in the status of TOT, all powers and authorities held by TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on 5 August 2003. On 10 May 2005, the Central Administrative Court decided that the Company won the case. At present, TOT has made an appeal against this decision and the case is being considered by the Supreme Administrative Court.

Reimbursement from TOT in bringing and/or allowing other persons to bring "Value added services under the Joint Operate and Joint Investment Agreement" onto the Company's fixed-line network

On 8 April 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against TOT for the reimbursement in bringing and/or allowing other persons to bring special services onto the Company's fixed-line network according to the Joint Operate and Joint Investment Agreement between TOT and the Company. The Company's claim, as of 31 March 2005, was in the amount of Baht 28,096 million, including interest at a rate of MLR+1% on the aforementioned principal amount until the payment is made in full. The Company's claim also requests the normal payment by TOT of the access charges commencing from 1 April 2005 onwards until the expiry of the period under the Joint Operate and Joint Investment Agreement. The Company and TOT had followed the Thai Arbitration Institute's procedure, which TOT submitted their objection of the said matters to the Institute on 30 August 2005. The Company and TOT had appointed the Arbitrators and completed the witness investigation procedure of both parties. Both parties submitted the official statement to close the case to the Arbitrators on 31 January 2008 and wait for the writ from the Arbitrators.

The reduction of tariff for domestic long-distance telephone service

According to TOT, True Corporation Plc.(former name :Telecom Asia Corporation Plc.) and the Company had mutually agreed on a scheme for tariff reduction for market testing for domestic long-distance telephone calls by applying a service fee rate that was lower than the basic rate as stated in the Joint Undertaking Agreement. This scheme commenced from 1 September 2003 and was extended twice and finally ended on 30 June 2004. Subsequently, TOT has advised the Company that TOT will further extend the use of the flexible service fee rate for the market testing commencing from 1 July 2004 to 31 December 2004, however, the Company did not agree to this and therefore, all three contracting parties were obliged to revert back to using the tariff rate as stipulated in the concession agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Joint Undertaking Agreement, the Company which has been authorized by TOT to issue invoices for the service fees, is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate, under the Joint Undertaking Agreement, has caused a severe reduction in the Company's share of income, thereby causing significant impact on the Company's financial position and the operations under the Joint Undertaking Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT still continued with the adjustment of the service fee rate. Therefore, the Company issued a letter dated 24 January 2005, requesting TOT to reimburse the domestic long-distance fee income for the period from July 2004 to December 2004, amounting to Baht 493 million, together with compensation for the reduction in income from December 2004 onwards, until such time that TOT cancels the service fee reduction. On the other hand, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor has given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Undertaking Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and therefore could not claim for any related loss.

The Company has issued a claim to TOT for compensation on domestic long-distance fee as well as the reduction of revenue sharing from international calls from CAT to the Arbitrator for consideration on 21 October 2005, with the amount of claim being Baht 754 million. TOT had requested for extension of counterclaim 6 times. On 11 April 2006, TOT filed a defence and a counterclaim to the Thai Arbitration Institute in order to cancel the claim and requested the Company to pay for the revenue loss from 1 July 2004 to 31 May 2005 in the amount of Baht 457 million including interest and revenue occurred from 1 June 2005 onwards. On 9 April 2007, the Company submitted the claim to The Thai Arbitration Institute to restate the claimed amount to be Baht 746 million. Thus TOT submitted the counter claim and claim on 22 June 2007 by restate the amount that requested the Company to pay for the revenue loss from 1 July 2004 to 31 May 2005 to be Baht 460 million. The Company and TOT have already appointed the Arbitrator Commissions. At present the dispute is in the perusing procedure.

Logo on Public Payphone Booth

On 27 September 2005, TOT submitted a case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, as well as payment for all damages resulting from affixing TT&T logo on the payphones and booths, commencing from October 1997 to September 2005, inclusive, totalling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considers that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising but rather was for the purpose of maintenance of the assets as the logo identifies who is responsible for repairing the equipment. Therefore, pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements in this fiscal year. On 16 December 2005, the Company filed a defence and a counterclaim to the Thai Arbitration Institute. TOT filed defence of the Company's counterclaim on 9 February 2006. At present, both parties are in the proceeding of appointing the Arbitrators.

Equipment Transferred

On 10 October 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges and non-transfer of the SDH equipment totalling Baht 162 million and Baht 3,263 million respectively. Further to receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation, since the Company considered that the basis of this claim was not clear. On 20 December 2005, TOT sent a letter which informed the Company only the method of compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company has the duty to send all received revenue to TOT and in turn TOT shall allot to the Company from all revenue actually received. In the past, both companies had correctly performed the said duty. The Company believes that on the basis of details provided, the claim from TOT regarding this matter is unjustified and can be defended and accordingly no provision has been made in respect of this claim in these financial statements.

Building of DLC System

On 11 January 2006, TOT submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against the Company for the building of DLC System and the Company's non-authorised use of telephone numbering in the Samutsakhorn Industrial Estate without any approval by TOT. TOT has claimed for damages of Baht 39.8 million covering the period from April 2003 to December 2005.

On 19 January 2006, the Company received a copy of TOT's arbitration claim. The Executive Department of the Company considers that according to the Joint Operate and Joint Investment Agreement between TOT and the Company, it has acted fully within its rights and it is because of this, the Company has sent all received revenue to TOT, so there are no damages to be claimed by TOT. Therefore no provision has been made in respect of this claim in the financial statements in this fiscal year. On 2 March 2006 the Company filed a defence to such claim to the Thai Arbitration Institute. At present, both parties are in the proceeding of appointing the Arbitrators.

T-Pin, T-SMS, ADSL, T-Card services

TOT submitted to the arbitrator the matter for requesting the Company to submit the relevant revenue sharing of T-Pin, T-SMS and ADSL services during the early stage of operations as well as the additional revenue sharing of T-Card service. The Company, as a protester, prepared and proposed an objection statement on this matter to the Thai Arbitration Institute on 17 October 2007. TOT requests to extend the submission of counterclaim until 4 February 2008. At present, both parties are in the proceeding of appointing the Arbitrators.

Revenues from long-distance telephone service at economic price

Since the first quarter of 2006, the Company has received correspondence from TOT regarding the Y-Tel 1234. The Company and TOT are in the process of providing clarification or finding a conclusion for the said matters.

Allegation and complaint filing from TOT

On 5 October 2007, the Company received the notice from the National Telecommunications Commission (NTC) stating that TOT filed compliant against the Company at the provincial police station in Muang District, Chantaburi Province and Thalang District, Phuket Province on 6 June 2007 and 6 September 2007, respectively. TOT alleged the Company for providing its network equipment that was transferred to TOT for procuring benefits without permission. However, the Management believe that the Company operated its business correctly based upon its right stipulated under the Concession Agreement as well as the related Addendums and there was no guilty occurred. In this connection, the Company informed the factual information as well as related documents and evidences to the NTC on 17 October 2007 against this allegation.

Payment of revenue sharing

On 22 January 2008 , TOT submitted a case to the Thai Arbitration Institute claiming the Company to repay the exceeding amount of the revenue sharing which the Company has received from TOT in accordance with the Concession Agreement at the amount of Baht 700 million with interest. The Company believes that the claims amount shall be the excise tax which the Company deducted from revenue sharing from TOT and submitted to the Excise Department in compliance with the 2003 Cabinet's resolution. As the respondent, the Company had received a copy of such mentioned complaint and submitted a request to the Thai Arbitration Institute requiring for time extension of submission of answer and the Thai Arbitration Institute granted the Company to submit the answer within 14 March 2008.

35 Thai Accounting Standards (TAS) not yet adopted

The Company will adopt the following TAS for financial period beginning on or after 1 January 2008. These TAS have been issued as of the balance sheet date but are not yet effective.

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 49 (revised 2007)	*Construction Contracts*
TAS 51	*Intangible Assets*

The adoption and initial application of these TAS is not expected to have any material impact on the consolidated or separate financial statements.

36 Reclassification of accounts

Certain accounts in the 2006 financial statements have been reclassified to conform to the presentation in the 2007 financial statements.

END